BANCO BBVA ARGENTINA S.A. CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed Interim Financial statements for the nine-month period ended September 30, 2022, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Independent auditors’ report on the review of the consolidated condensed interim financial statements

Independent auditors’ report on the review of the separate condensed interim financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

	Notes and Exhibits	09.30.22	12.31.21

ASSETS

Cash and deposits in banks	3	203,268,716	362,613,049

Cash		95,124,673	123,315,877
Financial institutions and correspondents		108,144,043	239,297,172
Argentine Central Bank (BCRA)		96,351,970	235,797,062
Other in the country and abroad		11,792,073	3,500,110

Debt securities at fair value through profit or loss	4	20,548,135	2,319,922

Derivatives	5	2,036,950	4,677,430

Repo transactions	6	95,286,394	228,431,600

Other financial assets	7	25,253,553	24,372,703

Loans and other financing	8	571,858,483	629,484,897

Non-financial government sector		2,428	1,229
Argentine Central Bank (BCRA)		3,037	-
Other financial institutions		4,671,594	6,991,950
Non-financial private sector and residents abroad		567,181,424	622,491,718

Other debt securities	9	519,152,215	307,220,198

Financial assets pledged as collateral	10	46,474,315	33,681,463

Current income tax assets	11. a)	173,738	3,743,879

Investments in equity instruments	12	769,907	3,682,470

Investments in associates	13	3,084,379	3,406,548

Property and equipment	14	81,010,421	84,566,867

Intangible assets	15	7,482,364	6,104,188

Deferred income tax assets	11.c)	1,244,114	1,455,459

Other non-finacial assets	16	23,533,266	14,617,269

Non-current assets held for sale	17	202,178	501,721

TOTAL ASSETS		1,601,379,128	1,710,879,663

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

	Notes and Exhibits	09.30.22	12.31.21

LIABILITIES

Deposits	18 and Exhibit H	1,063,688,567	1,176,358,694

Non-financial Government Sector		9,272,549	22,045,385
Financial Sector		634,556	360,879
Non-financial Private Sector and Residents Abroad		1,053,781,462	1,153,952,430

Derivatives	5	554,232	521,828

Other financial liabilities	20	107,633,721	102,288,699

Financing received from the BCRA and other financial institutions	21	14,800,861	19,526,930

Corporate bonds issued	22	314,237	835,309

Current income tax liabilities	11. b)	473,610	588,347

Provisions	23 and Exhibit J	7,052,704	9,321,903

Deferred income tax liabilities	11.c)	7,221,907	13,633,135

Other non-financial liabilities	24	97,672,975	117,749,295

TOTAL LIABILITIES		1,299,412,814	1,440,824,140

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		66,144,156	66,144,156
Capital adjustments		47,649,723	47,649,723
Reserves		149,166,604	116,498,837
Retained earnings		9,210	(2,512,189)
Other accumulated comprehensive income/(loss)		(1,787,624)	1,157,230
Income for the period/year		35,362,347	35,179,956
Equity attributable to owners of the Parent		297,157,126	264,730,423
Equity attributable to non-controlling interests		4,809,188	5,325,100

TOTAL EQUITY		301,966,314	270,055,523

TOTAL LIABILITIES AND EQUITY		1,601,379,128	1,710,879,663

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

	Notes and Exhibits	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Interest income	27	144,314,333	364,583,721	95,248,586	264,055,083
Interest expense	28	(67,728,086)	(165,622,844)	(41,788,155)	(114,156,870)

Net interest income		76,586,247	198,960,877	53,460,431	149,898,213

Commission income	29	16,514,606	52,605,969	18,913,532	55,028,640
Commission expenses	30	(7,394,986)	(21,422,327)	(7,589,976)	(25,400,676)

Net commission income		9,119,620	31,183,642	11,323,556	29,627,964

Net income from financial instruments at fair value through profit or loss	31	3,751,738	11,235,935	1,566,001	7,622,957
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	101,801	744,693	(68,094)	(174,018)
Foreing exchange and gold gains/(losses)	33	2,224,438	6,572,159	2,142,854	6,493,467
Other operating income	34	4,499,547	13,373,814	2,897,657	9,953,852
Loan loss allowance		(4,101,948)	(10,343,657)	(4,493,056)	(12,992,166)

Net operating income		92,181,443	251,727,463	66,829,349	190,430,269

Personnel benefits	35	(13,859,869)	(42,329,215)	(13,508,635)	(39,188,931)
Administrative expenses	36	(14,688,062)	(43,256,491)	(16,108,622)	(39,698,571)
Depreciation and amortization	37	(2,060,055)	(6,499,056)	(2,187,005)	(6,937,354)
Other operating expenses	38	(13,150,278)	(36,752,339)	(10,731,955)	(32,173,546)

Operating income		48,423,179	122,890,362	24,293,132	72,431,867

Income (loss) from associates and joint ventures		(382,804)	(499,334)	(162,135)	121,189
Gain (loss) on net monetary position	2.1.5.	(35,382,003)	(91,196,138)	(15,164,306)	(49,390,429)

Income before income tax		12,658,372	31,194,890	8,966,691	23,162,627

Income tax	11. d)	(2,995,082)	3,619,325	(2,767,056)	4,064,249

Net income for the period		9,663,290	34,814,215	6,199,635	27,226,876

Net income for the period attributable to:
Owners of the Parent		9,838,591	35,362,347	6,185,840	27,302,976
Non-controlling interests		(175,301)	(548,132)	13,795	(76,100)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
EARNINGS PER SHARE
AS OF SEPTEMBER 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

Accounts	09.30.22	09.30.21

Numerator:

Net income attributable to owners of the Parent	35,362,347	27,302,976
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	35,362,347	27,302,976

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	57.7146	44.5610
Diluted earnings per share (stated in thousands of pesos) (1)	57.7146	44.5610

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(Stated in thousands of pesos in constant currency - Note 2.1.5)

	Note	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Net income for the period		9,663,290	34,814,215	6,199,635	27,226,876

Other comprehesive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income/(Loss) for the period on the Share in OCI from associates and joint ventures at equity method		1	92,944	18,839	5,828

		1	92,944	18,839	5,828

Profit or losses from financial instruments at fair value through OCI

Income/(Loss) for the period on financial instruments at fair value through OCI		11,624,173	(3,427,949)	(694,937)	(1,478,850)
Reclassification adjustment for the period		(101,801)	(744,693)	68,095	148,617
Income tax	11.d)	(4,582,920)	1,169,245	200,624	572,206

		6,939,452	(3,003,397)	(426,218)	(758,027)

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Loss for the period on equity instruments at fair value through OCI		(8,791)	(34,496)	2,718	(12,550)

		(8,791)	(34,496)	2,718	(12,550)

Total Other Comprehensive Income for the period		6,930,662	(2,944,949)	(404,661)	(764,749)

Total Comprehensive Income		16,593,952	31,869,266	5,794,974	26,462,127

Total comprehensive income:
Attributable to owners of the Parent		16,769,346	32,417,493	5,781,179	26,538,227
Attributable to non-controlling interests		(175,394)	(548,227)	13,795	(76,100)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

	2022
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total
								Unappropriated retained earnings
			Adjustments to equity
Transactions						Legal	Optional Reserve

Restated balances at the beginning of the year	612,710	66,144,156	47,649,723	1,250,175	(92,945)	56,471,799	60,027,038	32,667,767	264,730,423	5,325,100	270,055,523

Impact of the implementation of the financial reporting framework established by the BCRA -IFRS 9, paragraph 5.5 for Related Companies(Note 2.5.)	-	-	-	-	-	-	-	9,210	9,210	32,315	41,525

Adjusted balance at the beginning of the year	612,710	66,144,156	47,649,723	1,250,175	(92,945)	56,471,799	60,027,038	32,676,977	264,739,633	5,357,415	270,097,048

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	35,362,347	35,362,347	(548,132)	34,814,215
- Other Comprehensive Income for the period	-	-	-	(3,037,798)	92,944	-	-	-	(2,944,854)	(95)	(2,944,949)

-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 29, 2022 (Note 43)
Legal Reserve	-	-	-	-	-	6,533,554	-	(6,533,554)	-	-	-
Other	-	-	-	-	-	-	26,134,213	(26,134,213)	-	-	-

Balances at fiscal period end	612,710	66,144,156	47,649,723	(1,787,623)	(1)	63,005,353	86,161,251	35,371,557	297,157,126	4,809,188	301,966,314

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

	2021
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total
								Unappropriated retained earnings
			Adjustments to equity
Transactions						Legal	Optional Reserve

Restated balances at the beginning of the year	612,710	66,144,156	47,649,723	336,943	(140,338)	56,471,799	159,939,618	(73,776,735)	257,237,876	5,359,845	262,597,721

Adjusted income from previous years (see Note 2.1.1.b))	-	-	-	-	-	-	-	(2,512,198)	(2,512,198)	-	(2,512,198)

Adjusted balance at the beginning of the year	612,710	66,144,156	47,649,723	336,943	(140,338)	56,471,799	159,939,618	(76,288,933)	254,725,678	5,359,845	260,085,523

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	27,302,976	27,302,976	(76,100)	27,226,876
- Other Comprehensive Income for the period	-	-	-	(758,027)	(6,722)	-	-	-	(764,749)	-	(764,749)

- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 20, 2021 (Note 43)
Cash dividends (1)	-	-	-	-	-	-	(14,925,925)	-	(14,925,925)	-	(14,925,925)
Absorption of accrued losses	-	-	-	-	-	-	(73,776,748)	73,776,748	-	-	-

Balances at fiscal period end	612,710	66,144,156	47,649,723	(421,084)	(147,060)	56,471,799	71,236,945	24,790,791	266,337,980	5,283,745	271,621,725

(1)It represents $ 19.97 per share stated in historical currency.

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5.)

Accounts	09.30.22	09.30.21

Cash flows from operating activities

Income before income tax	31,194,890	23,162,627

Adjustment for total monetary income for the period	91,196,138	49,390,429

Adjustments to obtain cash flows from operating activities:	31,350,899	48,563,033
Depreciation and amortization	6,499,056	6,937,354
Loan loss allowance	10,343,657	12,992,166
Effect of foreign exhange changes on cash and cash equivalents	14,685,433	25,536,797
Loss for the sale of Prisma Medios de Pagos S.A.	(3,731,911)	-
Other adjustments	3,554,664	3,096,716

Net increases from operating assets:	(695,854,580)	(362,914,608)
Debt securities at fair value through profit or loss	(25,507,656)	(13,385,851)
Derivatives	1,718,467	1,704,228
Repo transactions	89,735,206	(122,669,245)
Loans and other financing	(247,716,370)	(107,599,085)
Non-financial government sector	(2,059)	(170)
Other financial institutions	(771,790)	(3,384,146)
Non-financial private sector and residents abroad	(246,942,521)	(104,214,769)
Other debt securities	(462,963,809)	(109,032,802)
Financial assets pledged as collateral	(29,662,116)	3,984,771
Investments in equity instruments	4,147,499	1,294,600
Other assets	(25,605,801)	(17,211,224)

Net increases from operating liabilities:	550,368,108	385,217,688
Deposits	449,109,124	317,987,865
Non-financial government sector	(2,422,819)	9,285,925
Financial sector	454,951	(1,496,820)
Non-financial private sector and residents abroad	451,076,992	310,198,760
Liabilities at fair value through profit or loss	12,267	189,176
Derivatives	362,389	386,215
Other liabilities	100,884,328	66,654,432

Income tax paid	(1,043,705)	(5,597,431)

Total cash flows generated by operating activities	7,211,750	137,821,738

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5.)

Accounts	09.30.22	09.30.21

Cash flows from investing activities

Payments:	(4,663,477)	(5,780,747)
Purchase of property and equipment, intangible assets and other assets	(4,132,873)	(5,465,923)
Other payments related to investing activities	(530,604)	(314,824)

Collections:	962,808	1,448,048
Other collections related to investing activities	962,808	1,448,048

Total cash flows used in investing activities	(3,700,669)	(4,332,699)

Cash flows from financing activities

Payments:	(6,712,738)	(9,224,753)
Non-subordinated corporate bonds	(476,304)	(1,984,738)
BCRA	(7,294)	(8,593)
Financing from local financial institutions	(4,839,980)	(5,438,862)
Leases	(1,389,160)	(1,792,560)

Collections:	121,204	-
Other collections related to financing activities	121,204	-

Total cash flows used in financing activities	(6,591,534)	(9,224,753)

Effect of exchange rate changes on cash and cash equivalents	(14,685,433)	(25,536,797)
Gain/loss on net monetary position of cash and cash equivalents	(141,578,447)	(118,973,403)

Total changes in cash flows	(159,344,333)	(20,245,914)
Restated cash and cash equivalents at the beginning of the year (Note 3)	362,613,049	381,296,605
Cash and cash equivalents at fiscal period-end (Note 3)	203,268,716	361,050,691

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish - See Note 53)

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

1.	General Information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of September 30, 2022.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”).

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2.	Evolution of the macroeconomic situation and the financial and capital systems

The Entity continues to operate in a complex economic context, signaled by the persistence of high inflation levels, which have reached 66% during the nine-month period ended September 30, 2022 and 83% YoY. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the renegotiation of the sovereign debt with private creditors and the IMF, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

Then, among others resolutions, changes to the tax regime were made, including changes in the income tax, foreign trade withholdings and new specific regulations were also established enabling the access to the foreign exchange market, both for individuals and legal entities.

Simultaneously, the public debt restructuring process continued both under Argentine and foreign laws, including various voluntary swaps and agreements related to the payables to the International Monetary Fund and the Paris Club, among others.

Particularly, as regards the U.S. dollar price, since the end of 2019 the gap between the official U.S. dollar price -mainly used for foreign trade- and the alternative values arising from stock exchange transactions and also with respect to the non-official value significantly widened, reaching about 85% as of the date of issuance of the accompanying financial statements.

Although as of the date of these financial statements, certain volatility levels above mentioned have decreased, the national and international macroeconomic context generates certain degree of uncertainty regarding its future progress, and also considering the effects of the Russian invasion of Ukraine in the level of the global economic recovery, after the effect of the pandemic mentioned in note 1.3. Effects of the coronavirus outbreak (Covid-19).

In view of the above, the Entity's Management permanently monitors the evolution of the abovementioned situations in the international and local markets, in order to determine the possible actions to be taken and identify possible impacts on its equity and financial position, which may require disclosure in the financial statements of future periods.

1.3. Effects of the coronavirus outbreak (Covid-19)

In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries took different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic, along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies.

The Entity's Management monitors the development of the situation on an ongoing basis in order to define the actions to be taken and identify their potential impact on its financial position.

As of the date of these financial statements, the above-described events have not had a material impact on the Entity’s financial position, results of operations and/or cash flows. Management believes that no material impacts will occur in the future if activity remains, at least, at current levels.

2.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

2.1. Presentation basis

2.1.1. Applicable Accounting Standards

These condensed consolidated interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 of the BCRA, as supplemented). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of September 30, 2022 and December 31, 2021, its shareholders’ equity would have been reduced by 3,326,907 and 3,174,796, respectively.

b)	As of December 31, 2021, the Entity valued its remaining interest in Prisma Medios de Pago SA (“Prisma”) following the guidelines set forth by applicable standards and considering a valuation report as of December 31, 2020 issued by independent experts subject to the provisions of Memoranda No. 7/2019 and No. 8/2021 dated April 29, 2019 and May 22, 2021, respectively, received from the BCRA, which set forth specific provisions as regards the measurement of such interest. Considering those provisions, the Entity has made adjustments to the fair value previously determined (see Note 12.1).

In addition, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated May 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 3,588,856 (decrease) and “Unappropriated retained earnings” by 2,512,198 (net decrease in deferred income tax) in the comparative Consolidated Statement of Financial Position as of December 31, 2021 and in the comparative Consolidated Statement of Changes in Shareholders’ Equity as of September 30, 2021.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

In March 2022, the shares corresponding to the abovementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) of previous years and for the period ended September 30, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of September 30, 2022.

c)	On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 11, such provision was fully reversed as from June 30, 2021.

d)	As of September 30, 2022, the Entity classified and measured its holdings of National State Bonds in dual currency at fair value through OCI, a business model accepted by the BCRA for this type of instruments. Under IFRS No. 9, the contractual cash flows of such instruments do not meet the requirement whereby they shall be solely payments of principal and interest on the principal amounts outstanding (SPPI test); therefore, the bonds should be measured at fair value through profit or loss.

Had IFRS No. 9 been applied on the abovementioned bonds, as of September 30, 2022, the equity amounts should have been reclassified among the related accounts and a reclassification between profit (loss) for the period and other comprehensive income should have also been made. These changes do not imply any changes in total shareholders’ equity as of such date.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on November 22, 2022.

2.1.2. Figures stated in thousands of pesos

These condensed consolidated interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of September 30, 2022 and are rounded to the nearest amount in thousands of pesos.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The Consolidated Statement of Financial Position as of September 30, 2022 is comparatively presented with data as of prior year-end, while the Statements of Income and Other Comprehensive Income for the three-month and nine-month periods ended September 30, 2022, and the Statements of Changes in Shareholders' Equity, and Cash Flows, for the nine-month period then ended, are comparatively presented with data as of the same period of the previous year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5. Measuring unit

These consolidated condensed interim financial statements as of September 30, 2022 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 and considering, in addition, the particular standards issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on or after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 "Financial Reporting in Hyperinflationary Economies" establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatement, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the domestic consumer price index (CPI) published by the National Institute of Statistics and Census (INDEC, as per its Spanish acronym) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred above, inflation for the nine-month periods ended September 30, 2022 and 2021 was 66.07% and 36.96%, respectively, and for the fiscal year ended December 31, 2021, was 50.94%.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Gain or loss on net monetary position is included in income (loss) for the reporting period.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index level as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Income (loss) for the period from depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the period.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:

a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated unappropriated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Gain/loss on net monetary position of cash and cash equivalents”.

2.2.	Basis of consolidation

The condensed consolidated interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of September 30, 2022 and December 31, 2021.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its returns, the Entity considers all the relevant events and circumstances, including:

The purpose and design of the investee.
The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
Contractual agreements such as call options, put options and settlement rights.

If the Entity and its subsidiaries are exposed to, or entitled to, variable returns arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using related accounting policies consistently with those applied by the Entity. If necessary, relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of September 30, 2022 and December 31, 2021, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Ave. Córdoba 111	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, floor 22	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)(1)	Ave. Córdoba 111, floor 22	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Ave. Córdoba 111, floor 30	City of Buenos Aires	Argentina	Mutual Funds Management

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

As of September 30, 2022 and December 31, 2021, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling Interests
	Type	Number	Total Share	Votes	Total Share Capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A.	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)	Common	115,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	0.00%	0.00%

The Board of Directors of Banco BBVA Argentina S.A. considers that there are no other companies or structured entities that should be included in the consolidated condensed interim financial statements as of September 30, 2022.

2.3.	Summary of significant accounting policies

These condensed consolidated interim financial statements as of September 30, 2022 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applicable accounting policies”, which in particular for consolidated condensed interim financial statements is based on IAS 34 “Interim Financial Reporting”.

In preparing these condensed consolidated interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes introduced during this fiscal year", the Entity has applied the basis of presentation and consolidation, accounting policies and significant accounting judgments, estimates and assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2021, already issued, except as indicated in Note 2.5.

These condensed consolidated interim financial statements include all the information necessary for an appropriate understanding by the users thereof, of the basis for preparation and presentation used, as well as the relevant events and transactions occurred after the issuance of the latest annual consolidated financial statements for the fiscal year ended December 31, 2021. However, these condensed consolidated interim financial statements do not include all the information or all the disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2021, already issued.

2.4.	Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated financial statements in accordance with IFRS requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effects are recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 4.1, 4.2 and 4.3 to the consolidated financial statements as of December 31, 2021.

2.5. Regulatory changes introduced during this fiscal year

Implementation of the impairment model Paragraph 5.5 – IFRS 9 in related companies

On March 19, 2020, the BCRA issued Communication “A” 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

Pursuant to Communication “A” 7427 dated December 23, 2021, the BCRA extended the application of the aforementioned paragraph until January 1, 2023 at the option of Group “C” institutions.

The entities consolidated with the Entity did not exercise this option and started to apply, beginning on January 1, 2022 the impairment model set forth in paragraph 5.5 of IFRS 9 of expected credit loss, with non-financial government sector debt instruments being excluded from the scope thereof, as set forth by the BCRA.

2.6. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the FACPCE by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, the early application of any IFRS is not permitted, unless specifically permitted at the time of adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective:

a)	Amendments to IAS 1: classification of liabilities as current and non-current

The IASB published amendments to paragraphs 69 and 76 of IAS 1 to specify the requirements to classify liabilities as current and non-current. Such amendments clarify certain matters related to the right to differ the settlement of liabilities and the classification of embedded derivatives. Furthermore, it clarifies that in cases where a conversion option is classified as a liability or part of a liability, the transfer of equity instruments would constitute settlement of the liability for the purpose of classifying it as current or non-current. These amendments will be effective for fiscal years starting on or after January 1, 2023. The Entity does not expect that those amendments have significant impact on the financial statements.

b)	Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosures of accounting policies

These amendments require that an entity discloses its material accounting policies instead of its significant accounting policies. In addition, within the amendments some explanations were included on how an entity may identify a material accounting policy together with some examples of when an accounting policy may be material. To that effect, a guidance with explanations and examples called “the 4-step materiality process” described in Practice Statement 2 has been developed. This standard will be effective as from January 1, 2023. The Entity does not expect that this amendment has significant impact on the financial statements.

c)	Amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of accounting estimates

These amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. They also clarify how an entity uses valuation techniques and input data to develop accounting estimates. The amendment to this standard clarifies that the effect on an accounting estimate due to a change in an input or a change in a valuation technique are changes to accounting estimates if they do not result from the correction of prior period errors. The preceding definition of changes in accounting estimates specified that these changes may result from new information or new developments. Therefore, these changes are not corrections of errors. This standard will be effective as from January 1, 2023. The Entity does not expect that those amendments have significant impact on the financial statements.

d)	IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 “Insurance Contracts” (IFRS 17), a new comprehensive accounting standard for insurance contracts that covers the recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4. IFRS 17 is applicable to all kinds of insurance contracts (i.e. life, non-life, direct insurance and reinsurance), notwithstanding the kind of entity that issues them. In June 2020, the IASB issued amendments to IFRS 17. These amendments included to change the effective date to 2023. This standard is not applicable to the Entity.

e)	Amendment to IAS 12 “Income Tax” - Deferred tax related to assets and liabilities arising from a single transaction

The IASB issued amendments that narrow the scope of the initial recognition exception under IAS 12, so that it is no longer applicable to transactions that give rise to equal taxable and deductible temporary differences. The Amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of assets and liabilities. This standard will be effective as from January 1, 2023. The Entity does not expect that those amendments have significant impact on the financial statements.

2.7. Transcription to the books

As of the date of these condensed consolidated interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the accounting entries are in the process of being transcribed to the relevant books and records, in accordance with applicable laws in force.

3. Cash and Deposits in Banks

The breakdown in the Condensed Consolidated Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	09.30.22	12.31.21

BCRA - Current account	96,351,970	235,797,062
Cash	95,124,673	123,315,877
Balances with other local and foreign institutions	11,792,073	3,500,110

TOTAL	203,268,716	362,613,049

4.	Debt securities at fair value through profit or loss

	09.30.22	12.31.21

BCRA Liquidity Bills	14,478,765	-
Government securities	6,069,370	2,318,627
Private securities - Corporate bonds	-	1,295

TOTAL	20,548,135	2,319,922

5.	Derivatives

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	09.30.22	12.31.21

Debit balances linked to foreign currency forwards pending settlement in pesos	1,872,847	4,672,285
Debit balances linked to interest rate swaps - floating rate for fixed rate	91,662	5,145
Premium for put option taken (*)	72,441	-

TOTAL	2,036,950	4,677,430

(*) In particular, the Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	09.30.22	12.31.21

Credit balances linked to foreign currency forwards pending settlement in pesos	554,232	521,828

TOTAL	554,232	521,828

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	09.30.22	12.31.21

Foreign currency forwards

Foreign currency forward purchases - US$	10,278,888	1,189,085
Foreign currency forward sales - US$	1,529,107	1,129,832
Foreign currency forward sales - Euros	4,709	11,432

Interest rate swaps

Fixed rate for floating rate (1)	1,500,000	180,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

6.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	09.30.22	12.31.21

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	95,286,394	228,431,600

TOTAL	95,286,394	228,431,600

Repurchase transactions

No repurchase transactions were accounted for as of September 30, 2022 and December 31, 2021.

7.	Other financial assets

The breakdown of other financial assets is as follows:

	09.30.22	12.31.21
Measured at amortized cost

Other receivables	12,172,372	11,317,265
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 12.1)	8,978,213	5,687,207
Financial debtors from spot transactions pending settlement	1,674,355	4,341,371
Non-financial debtors from spot transactions pending settlement	216,965	13,448
Other	62,498	328,032

	23,104,403	21,687,323

Measured at fair value through profit or loss

Mutual funds	2,573,954	3,163,765

	2,573,954	3,163,765

Allowance for loan losses (Exhibit R)	(424,804)	(478,385)

TOTAL	25,253,553	24,372,703

8.	Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	09.30.22	12.31.21

Credit cards	227,402,277	260,965,422
Consumer loans	61,468,549	68,008,432
Overdrafts	47,857,234	37,413,354
Discounted instruments	40,045,371	48,383,194
Mortgage loans	33,658,509	38,045,613
Unsecured instruments	32,523,644	33,883,845
Pledge loans	22,080,686	27,139,165
Loans for the prefinancing and financing of exports	21,517,607	22,158,541
Receivables from finance leases	5,121,426	4,836,616
Other financial institutions	4,951,202	7,061,131
Loans to personnel	4,125,377	4,843,626
Instruments purchased	1,998,381	3,052,507
BCRA	3,037	-
Non-financial government sector	2,428	1,229
Other financing	84,587,169	96,366,304

	587,342,897	652,158,979

Allowance for loan losses (Exhibit R)	(15,484,414)	(22,674,082)

TOTAL	571,858,483	629,484,897

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum payments to be received thereunder:

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	09.30.22	12.31.21

Total Exhibits B and C	612,030,577	666,120,588
Plus:
BCRA	3,037	-
Loans to personnel	4,125,377	4,843,626
Interest and other items accrued receivable from financial assets with credit value impairment	191,759	753,284
Less:
Allowance for loan losses (Exhibit R)	(15,484,414)	(22,674,082)
Adjustments for effective interest rate	(6,092,218)	(6,050,858)
Corporate bonds	(3,601,393)	(2,317,325)
Loan commitments	(19,314,242)	(11,190,336)

Total loans and other financing	571,858,483	629,484,897

Note 42.2 to these condensed consolidated interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of September 30, 2022 and December 31, 2021, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.22	12.31.21

Guarantees granted	6,367,345	1,418,424
Secured loans	7,506,066	3,893,935
Overdrafts and receivables agreed not used	2,038,672	1,896,116
Liabilities related to foreign trade transactions	3,402,159	3,981,861

TOTAL	19,314,242	11,190,336

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 47.1 to the consolidated financial statements as of December 31, 2021).

Financing line for productive investments

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2020, 2021, 2021/2022, 2022 and 2022/2023 Quotas, pursuant to the following conditions:

Item	2020 Quota	2021 Quota	2021/2022 Quota	2022 Quota	2022/2023 Quota
Applicable rule	“B” 12161	“B” 12164	“B” 12238	“B” 12326	“B” 12413 – “A” 7612
Amount to be granted	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos a month prior to the beginning of the period.
Calculation of application	Between 10.16.2020 and 03.31.2021	Between 04.01.2021 and 09.30.2021	Between 10.01.2021 and 03.31.2022	Between 04.01.2022 and 09.30.2022	Between 10.01.2022 and 03.31.2023
Maximum interest rate	Interest rate shall be capped at an annual nominal fixed rate of 35% for investment projects and at a nominal annual fixed rate of 45.5% for other purposes.				Interest rate shall be capped at a nominal annual fixed rate of 64.50% for investment projects and at a nominal annual fixed rate of 75.50% for other purposes.
Currency	Pesos
Minimum rate	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

As of September 30, 2022, the total amount disbursed by the Entity meets the BCRA requirement.

Disbursements are reported below:

Quota	Minimum amount to be allocated (1)	Simple Average of Daily Balances (1)	Disbursed Amount (1)
2020 Quota	19,730,132	25,291,147	39,279,053
2021 Quota	24,449,302	30,093,764	41,734,860
2021/2022 Quota	32,447,048	43,434,402	62,449,414
2022 Quota	42,867,291	63,022,460	98,200,990
2022/2023 Quota	42,867,291	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “B” 12413 has not expired.

(1) The amounts are exposed in nominal currency.

9.  Other debt securities

9.1. Financial assets measured at amortized cost

	09.30.22	12.31.21

Argentine Treasury Bond in pesos at 43.25% fixed rate or CER+1%, the lower. Maturity May 2027	35,783,461	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	-	37,475,291

TOTAL	35,783,461	37,475,291

9.2. Financial assets measured at fair value through OCI

	09.30.22	12.31.21

BCRA Liquidity Bills	358,224,738	178,850,079
Government securities	95,641,159	88,637,031
BCRA Liquidity Notes	25,058,330	-
Private securities - Corporate bonds	3,560,637	2,257,797
BCRA Local Bills	883,890	-

TOTAL	483,368,754	269,744,907

10.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of September 30, 2022 and December 31, 2021 is included below:

		09.30.22	12.31.21

Guarantee trust - Government securities at fair value through OCI	(2)	19,518,139	7,663,400
BCRA - Special guarantee accounts (Note 46.1)	(1)	13,677,145	12,119,512
Deposits as collateral	(3)	6,663,982	6,777,816
Guarantee trust - USD and Government Securities at fair value through OCI	(4)	6,615,049	7,120,735

TOTAL		46,474,315	33,681,463

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with “Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE)” on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.
(4)	The trust is composed of dollars in cash and government securities at fair value through OCI as collateral for activities related to the transactions on MAE and BYMA.

11.Income	Tax:

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent charge to profit or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

a)	Current income tax assets

Below is a breakdown of the current income tax assets disclosed in the statement of financial position:

	09.30.22	12.31.21

Income tax assets	154,202	3,743,273
Advances	19,536	606

	173,738	3,743,879

b)	Current income tax liabilities

Below is a breakdown of the current income tax liabilities disclosed in the statement of financial position:

	09.30.22	12.31.21

Income tax provision	755,810	803,572
Advances	(228,191)	(157,888)
Collections and withholdings	(54,009)	(57,337)

	473,610	588,347
c)	Deferred Income Tax

The deferred tax assets and liabilities disclosed in the statement of financial position are as follows:

Deferred tax assets:	09.30.22	12.31.21

Loan loss allowance	2,855,731	4,957,860
Provisions	9,318,974	6,751,242
Loan and credit card commissions	1,077,508	843,403
Derivatives	-	21,702
Tax inflation adjustment	2,787,123	6,133,262
Other	1,367	1,355
Tax losses	2,513,509	250,143
Investments	-	2,451

Total deferred assets	18,554,212	18,961,418

Deferred tax liabilities:	30.09.22	31.12.21

Start-up expenses and other	(3,877,869)	(3,636,463)
Fixed asstes and sundry assets	(11,468,442)	(23,419,818)
Investments	(9,159,412)	(4,054,980)
Leasing and other items	(26,282)	(27,833)

Total deferred liabilities	(24,532,005)	(31,139,094)

Net deferred tax liabilities	(5,977,793)	(12,177,676)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position. Considering the above, below is a breakdown of the deferred income tax assets and liabilities disclosed in the condensed consolidated statement of financial position:

	09.30.22	12.31.21

Deferred income tax assets	1,244,114	1,455,459
Deferred income tax liabilities	(7,221,907)	(13,633,135)

Net deferred tax liabilities	(5,977,793)	(12,177,676)

d)	Income Tax

Below are the main components of the income tax benefit in the condensed interim financial statements:

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Current income tax liabilities	(210,722)	(498,838)	(285,104)	12,404,372
Deferred income tax	(2,784,360)	4,118,163	(2,481,952)	(8,340,123)

Income tax recognized through profit or loss	(2,995,082)	3,619,325	(2,767,056)	4,064,249

Income tax recognized through OCI	(4,582,920)	1,169,245	200,624	572,206

Total income tax	(7,578,002)	4,788,570	(2,566,432)	4,636,455

The income tax benefit for the period ended September 30, 2022 was calculated considering the position presented by the Entity before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” to this Note.

Furthermore, the income tax benefit for the period ended September 30, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of this Note.

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

e)	Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the end of the reporting fiscal year;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;

iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax period and the remaining two thirds, in equal parts, in the two immediately following tax periods;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of September 30, 2022, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

f)	Income Tax Corporate Rate

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these condensed financial statements, the Entity and its subsidiaries have determined the current income tax using the progressive tax rate that is expected to be applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

g)	Other tax matters

-	Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24073, section 4 of Law No. 25561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800, for fiscal year ended December 31, 2017, in the amount of 1,021,519, and for fiscal year ended December 31, 2018, in the amount of 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal period 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank's interests became final.

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (2,631,621 in values restated as of September 30, 2022).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered. Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (8,523,418 in values restated as of September 30, 2022), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

On October 5, 2022, the Federal Contentious Administrative Trial Court No. 2 issued a favorable decision on the unconstitutionality action filed with respect to the regulations banning the application of title VI of the adjustment for inflation in the 2018 income tax return.

Based on the foregoing, as of September 30, 2022, the Entity has no liabilities for the items referred to above.

-   Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24)

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of September 30, 2022, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (14,234,073 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (12,616,517 in restated values) and on the income tax expense of 784,000 (1,617,556 in restated values).

-	Inflation adjustment for tax purposes. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax period for 309,000, on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

-	Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods in nominal values.

Based on the grounds stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for periods 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both periods, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications. The proceedings are being handled by the Supreme Court.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

12.Investments	in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

12.1 Investments in equity instruments through profit or loss

	09.30.22	12.31.21

Private securities - Shares in other non-controlled companies	728,912	638,240
Prisma Medios de Pago S.A. (1)	-	2,984,306

TOTAL	728,912	3,622,546

(1) On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,121.84. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

12.2 Investments in equity instruments through other comprehensive income

	09.30.22	12.31.21

Banco Latinoaméricano de Exportaciones S.A.	38,905	57,383
Other	2,090	2,541

TOTAL	40,995	59,924

13.Investments	in associates

	09.30.22	12.31.21

BBVA Seguros Argentina S.A.	1,116,561	1,129,827
Rombo Compañía Financiera S.A.	779,683	1,312,549
Interbanking S.A.	702,504	531,160
Play Digital S.A.	289,452	189,407
Openpay Argentina S.A.	196,179	243,605

TOTAL	3,084,379	3,406,548

14.Property	and equipment

	09.30.22	12.31.21

Real estate	59,985,473	61,733,516
Furniture and facilities	10,479,628	11,630,486
Right of use of leased real estate	5,348,204	5,710,841
Constructions in progress	2,545,994	1,863,069
Machinery and equipment	2,469,513	3,471,295
Vehicles	181,609	157,660

TOTAL	81,010,421	84,566,867

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of real estate, the carrying amount of the two pieces of real estate exceeds their recoverable value Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Item	Impairment
	09.30.22	12.31.21

Real Estate - Lavallol	(12,363)	(12,363)
Real Estate - Monte Grande	(50,237)	(50,237)

TOTAL	(62,600)	(62,600)

15.Intangible	assets

	09.30.22	12.31.21

Licenses - Software	7,482,364	6,104,188

TOTAL	7,482,364	6,104,188

16.Other	non-financial assets

	09.30.22	12.31.21

Investment properties	16,526,165	4,649,987
Prepayments	3,672,168	5,449,505
Tax advances	1,883,629	1,722,690
Advances to suppliers of goods	826,799	840,867
Other miscellaneous assets	456,964	473,283
Assets acquired as security for loans	22,771	23,931
Advances to personnel	6,596	1,213,745
Other	138,174	243,261

TOTAL	23,533,266	14,617,269

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

17.	Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	09.30.22	12.31.21

Property and equipment held for sale	202,178	501,721

TOTAL	202,178	501,721

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of one piece of property exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

On July 13, 2022, the Fundación BBVA real estate property booked under this account was sold. The profit (loss) on the sale was booked under “Profit (loss) on the sale of noncurrent assets held for sale” (Note 34).

The impairment of non-current assets held for sale is reported below:

Item	Impairment
	09.30.22	12.31.21

Real property held for sale - Fisherton	(64,642)	(64,642)

TOTAL	(64,642)	(64,642)

18.Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	09.30.22	12.31.21

Non-financial government sector	9,272,549	22,045,385
Financial sector	634,556	360,879
Non-financial private sector and residents abroad	1,053,781,462	1,153,952,430
Savings accounts	364,322,560	473,628,429
Time deposits	327,703,491	287,091,162
Checking accounts	222,455,281	283,016,461
Investment accounts	130,709,226	99,429,317
Other	8,590,904	10,787,061

TOTAL	1,063,688,567	1,176,358,694

19.Liabilities	at fair value through profit or loss

No transactions were accounted for the period/year ended on September 30, 2022 and December 31, 2021.

20.Other	financial liabilities

	09.30.22	12.31.21

Obligations from financing of purchases	60,387,285	75,895,103
Funds collected under AFIP's instructions	21,132,939	1,858,767
Collections and other transactions on behalf of third parties	9,279,908	8,669,192
Payment orders pending credit	4,556,594	3,764,207
Liabilities for leases (Note 25)	3,738,830	4,852,325
Receivables from spot purchases pending settlement	2,657,011	2,372,403
Credit balance for spot purchases or sales pending settlement	315,447	10,243
Commissions accrued payable	33,950	58,456
Other	5,531,757	4,808,003

TOTAL	107,633,721	102,288,699

21.Financing	received from the BCRA and other financial institutions

	09.30.22	12.31.21

Local financial institutions	14,620,330	19,451,314
BCRA	58,561	75,616
Foreign financial institutions	121,970	-

TOTAL	14,800,861	19,526,930

22.	Corporate bonds issued

Below is a detail of outstanding corporate bonds as of September 30, 2022 and December 31, 2021 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 09.30.22	Outstanding securities as of 12.31.2021

Class 8 Volkswagen Financial Services	09.30.2020	5,158	03.30.2023	UVA (class 8 )	Quarterly	120,000	498,220

				Total Consolidated Principal		120,000	498,220
				Consolidated Interest Accrued		194,237	337,089
				Total Consolidated Principal and Interest Accrued		314,237	835,309

Definitions:

UVA RATE: An interest rate with a variable component (UVA), which represents a measurement unit adjusted on a daily basis as per CER, reflecting the changes in inflation based on the Consumer Price Index (CPI).

23.Provisions

	09.30.22	12.31.21

Provisions for reorganization (Exhibit J)	1,075,778	2,231,086
Provision for contingent commitments (Exhibits J and R)	1,327,320	1,417,691
Provisions for termination plans (Exhibit J)	340,855	437,129
For administrative, disciplinary and criminal penalties (Note 51 and Exhibit J)	5,000	8,304
Other contingencies (Exhibit J)	4,303,751	5,227,693
Provision for commercial lawsuits	3,362,179	4,037,338
Provision for labor lawsuits	335,553	471,194
Provision for tax lawsuits	457,813	535,263
Other	148,206	183,898

TOTAL	7,052,704	9,321,903

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 170 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 50,282, out of which a cash disbursement of approximately 32,653 is expected for the next 3 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24.Other	non-financial liabilities

Breakdown is as follows:

	09.30.22	12.31.21

Miscellaneous creditors	29,139,016	22,580,202
Cash dividends payable (Note 43)	18,126,093	46,500,580
Short-term personnel benefits	15,116,852	14,779,195
Advances collected	13,786,018	13,549,960
Other collections and withholdings	12,879,321	14,228,558
Other taxes payable	6,067,185	4,157,118
Social security payment orders pending settlement	1,244,374	133,933
Long-term personnel benefits	603,656	921,813
For contract liabilities	420,423	611,733
Other	290,037	286,203

TOTAL	97,672,975	117,749,295

25.Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of September 30, 2022:

Rights of use under leases

	Initial			Depreciation				Residual
	value as of			Accumulated		For the	Accumulated at	value as of
Account	01.01.22	Increases	Decreases	as of 01.01.22	Decreases	period (1)	period-end	09.30.22

Leased real property	11,011,728	1,002,234	311,134	5,300,887	194,752	1,248,489	6,354,624	5,348,204

(1) See note 37

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.22	12.31.21

Up to one year	218,848	18,762	237,610	377,663

From 1 to 5 years	2,698,348	335,889	3,034,237	3,371,705

More than 5 years	457,659	9,324	466,983	1,102,957

			3,738,830	4,852,325

Interest and exchange rate difference recognized in profit or loss

	09.30.22	09.30.21

Other operating expenses
Interest on liabilities from finance lease (Note 38)	(412,289)	(593,537)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(2,952,598)	(2,494,426)

26.Share	Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)       Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

27.Interest	income

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Interest on government securities	59,988,879	145,661,259	23,045,101	66,759,682
Stabilization Coefficient (CER) clause adjustment	19,858,266	48,276,705	7,344,469	22,360,199
Interest on credit card loans	13,280,715	36,410,035	10,615,585	31,631,879
Interest on other loans	10,388,592	26,577,728	6,462,248	21,467,350
Interest on instruments	8,578,305	21,718,596	5,780,018	17,634,554
Interest on consumer loans	6,872,721	19,711,325	6,248,465	17,928,611
Acquisition Value Unit (UVA) clause adjustment	7,532,659	19,724,473	4,868,427	18,436,736
Premiums on reverse repurchase agreements	5,832,455	17,868,716	23,048,551	44,518,110
Interest on overdrafts	7,389,934	15,853,132	3,393,037	10,462,379
Interest on pledge loans	2,303,322	6,661,618	2,366,687	6,932,084
Interest on mortgage loans	865,626	2,006,935	745,603	2,195,853
Interest on loans to the financial sector	578,445	1,702,256	458,990	1,049,034
Interest on finance leases	442,792	1,127,518	422,283	1,198,105
Interest on loans for the prefinancing and financing of exports	150,102	498,194	393,605	1,316,400
Interest on private securities	137,289	424,278	55,477	160,763
Other	114,231	360,953	40	3,344

TOTAL	144,314,333	364,583,721	95,248,586	264,055,083

28.Interest expenses
	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Time deposits	48,032,308	117,430,619	29,882,757	85,152,299
Checking accounts deposits	9,146,872	25,575,093	8,225,512	18,027,922
Acquisition Value Unit (UVA) clause adjustment	7,784,728	15,889,606	2,341,246	5,999,813
Interfinancial loans received	2,243,636	5,337,487	823,542	3,131,459
Savings accounts deposits	369,921	946,004	203,431	655,493
Other liabilities from financial transactions	132,013	421,834	307,290	1,178,600
Premiums on reverse repurchase transactions	17,090	19,295	4,275	4,309
Other	1,518	2,906	102	6,975

TOTAL	67,728,086	165,622,844	41,788,155	114,156,870

29.Commission	income

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

From credit cards	6,289,187	21,683,049	8,553,897	25,125,155
Linked to liabilities	7,150,494	21,612,528	7,209,187	20,783,902
Linked to loans	1,349,385	4,160,166	1,196,605	3,289,060
From insurance	726,516	2,274,659	799,067	2,494,064
From foreign trade and foreign currency transactions	805,219	2,309,821	870,799	2,619,432
Linked to securities	193,096	563,584	277,959	702,542
From guarantees granted	709	2,162	6,018	14,485

TOTAL	16,514,606	52,605,969	18,913,532	55,028,640

30.Commission	expenses

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

For credit and debit cards	5,165,880	15,570,902	5,885,270	20,539,893
For payment of salaries	594,022	1,504,393	552,511	1,371,751
For data processing	349,401	1,011,318	160,335	177,633
For new channels	294,486	743,452	236,322	721,445
For foreign trade transactions	258,465	584,751	259,586	589,603
For advertising campaigns	133,512	176,143	-	-
For digital sales services	30,209	44,165	(432,413)	98,755
Linked to transactions with securities	3,333	10,081	3,239	16,246
For promotions	-	-	-	87,040
Other commission expenses	565,678	1,777,122	925,126	1,798,310

TOTAL	7,394,986	21,422,327	7,589,976	25,400,676

31.Net	income / (loss) from financial instruments carried at fair value through profit or loss

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Income from government securities	2,556,544	4,921,459	1,168,843	3,725,997
Income from sale or write-off of financial assets (1)	-	3,741,628	-	-
Income from foreign currency forward transactions	690,144	1,644,015	543,748	4,560,704
Income/(loss) from private securities	413,745	826,925	(157,089)	(744,954)
Income from interest rate swaps	100,671	99,571	9,910	74,028
Income from corporate bonds	361	16,584	589	7,182
Loss from loans	(10)	(10)	-	-
Other	(9,717)	(14,237)	-	-

TOTAL	3,751,738	11,235,935	1,566,001	7,622,957

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated (see additionally Note 12.1).

32.Net	income / (loss) from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Income/(Loss) from sale of government securities	39,919	683,335	(67,204)	(173,128)
Income/(Loss) from sale of private securities	61,882	61,358	(890)	(890)

TOTAL	101,801	744,693	(68,094)	(174,018)

33.Foreign	exchange and gold gains (losses)

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Income from purchase-sale of foreign currency	2,959,890	8,644,393	2,778,742	8,060,237
Conversion of foreign currency assets and liabilities into pesos	(735,452)	(2,072,234)	(635,888)	(1,566,770)

TOTAL	2,224,438	6,572,159	2,142,854	6,493,467

34.Other	operating income

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Adjustments and interest on miscellaneous receivables	1,548,846	4,138,777	839,043	3,190,150
Rental of safe deposit boxes	562,852	1,925,663	692,774	2,012,943
Loans recovered	580,818	1,763,803	457,376	1,755,313
Income from asset sale in equity instruments (1)	-	1,292,048	-	-
Debit and credit card commissions	386,420	1,097,480	240,376	718,205
Fees expenses recovered	164,402	526,078	168,916	502,381
Allowances reversed	159,450	474,732	40,974	350,405
Income from sale of non-current assets held for sale (Note 17)	388,805	388,805	-	-
Rent	118,929	352,811	-	-
Punitive interest	107,085	279,643	101,503	293,226
Commission from syndicated transactions	40,302	181,085	42,877	101,227
Income from initial recognition of government securities	-	-	-	25,401
Other operating income	441,638	952,889	313,818	1,004,601

TOTAL	4,499,547	13,373,814	2,897,657	9,953,852

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

35.Personnel	benefits

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Salaries	7,686,884	24,118,932	7,557,144	23,648,741
Other short-term personnel benefits	3,080,231	8,731,377	2,894,928	6,675,884
Social security withholdings and collections	2,448,134	7,335,935	2,463,730	6,950,440
Personnel compensation and bonuses	319,635	1,202,359	317,573	867,889
Personnel services	324,985	786,729	275,260	727,413
Termination personnel benefits (Exhibit J)	-	94,704	-	82,177
Other long-term personnel benefits	-	59,179	-	236,387

TOTAL	13,859,869	42,329,215	13,508,635	39,188,931

36.	Administrative expenses

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Taxes	3,085,499	9,027,163	2,901,591	8,357,764
Rent	2,120,618	7,022,428	2,678,668	5,651,254
Armored transportation services	1,459,534	4,824,790	1,797,487	5,139,291
Maintenance and repair costs	1,398,854	4,167,470	1,501,980	4,295,558
IT	1,611,928	3,707,747	1,257,887	1,670,985
Contracted administrative services	1,549,788	3,614,577	1,796,264	3,567,707
Advertising	694,801	2,158,664	1,083,214	1,961,985
Electricity and communications	507,983	1,586,509	613,725	1,813,264
Documents distribution	422,572	1,481,272	398,963	1,152,945
Other fees	393,315	1,387,301	665,540	1,700,992
Security services	372,506	1,163,536	438,622	1,263,893
Trade reports	279,803	785,491	218,724	860,788
Insurance	137,401	423,972	177,768	482,214
Representation and travel expenses	88,512	232,246	65,655	227,211
Fees to Banks Directors and Supervisory Committee	11,543	63,359	16,132	65,776
Stationery and supplies	20,577	56,865	18,094	70,705
Other administrative expenses	532,828	1,553,101	478,308	1,416,239

TOTAL	14,688,062	43,256,491	16,108,622	39,698,571

37.Depreciation	and amortization

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Depreciation of property and equipment	1,472,983	4,712,689	1,770,816	5,315,876
Amortization of rights of use of leased real property	350,546	1,248,489	293,332	1,287,215
Amortization of intangible assets	139,154	349,965	85,136	251,801
Depreciation of other assets	97,372	187,913	37,721	82,462

TOTAL	2,060,055	6,499,056	2,187,005	6,937,354

38.Other	operating expenses

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Turnover tax	9,211,708	24,562,294	7,133,772	21,079,267
Initial loss of loans below market rate	957,382	2,741,015	694,223	2,199,913
Other allowances (Exhibit J)	1,020,546	2,503,604	409,703	2,021,592
Reorganization expenses (Exhibit J)	270,094	1,894,009	314,107	1,458,287
Contribution to the Deposit Guarantee Fund (Note 45)	430,492	1,326,174	483,150	1,395,186
Claims	354,996	1,019,242	86,185	207,657
Interest on liabilities from leases (Note 25)	126,558	412,289	189,292	593,537
Other operating expenses	778,502	2,293,712	1,421,523	3,218,107

TOTAL	13,150,278	36,752,339	10,731,955	32,173,546

39.Fair	values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of September 30, 2022 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Debt securities at fair value through profit or loss	20,548,135	20,548,135	1,747,390	18,800,745	-
Derivative instruments	2,036,950	2,036,950	-	2,036,950	-
Other financial assets	2,573,954	2,573,954	2,573,954	-	-
Other debt securities	483,368,754	483,368,754	50,561,984	429,706,658	3,100,112
Financial assets pledged as collateral	19,985,814	19,985,814	14,179,786	5,806,028	-
Investments in equity instruments	769,907	769,907	728,912	40,995	-

Financial Liabilities

Derivative instruments	554,232	554,232	-	554,232	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial Assets

Debt securities at fair value through profit or loss	2,319,922	2,319,922	2,318,627	1,295	-
Derivative instruments	4,677,430	4,677,430	-	4,677,430	-
Other financial assets	3,163,765	3,163,765	3,163,765	-	-
Other debt securities	269,744,907	269,744,907	83,918,257	184,097,460	1,729,190
Financial assets pledged as collateral	7,663,400	7,663,400	7,663,400	-	-
Investments in equity instruments	3,682,470	3,682,470	638,240	59,924	2,984,306

Financial Liabilities

Derivative instruments	521,828	521,828	-	521,828	-

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice valuation techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the inputs used to calculate that fair value, defining the following levels:

•	Level 1: Financial instruments measured using quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

•	Level 2: Financial instruments without an active market, but that may be measured through observable market inputs. Observable market inputs shall mean as such assets traded in markets that allow to calculate an interest rate curve or determine a credit spread.

•	Level 3: Measurement using models based on variables not obtained from observable market inputs.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Notes and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills and Corporate Bonds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded

(Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)     Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

b.1) Transfers from Level 1 to Level 2

There were no transfers from Level 1 to Level 2 for instruments measured at fair value through profit or loss or through OCI as of period-end.

b.2) Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	09.30.22	12.31.21

Treasury Bond in pesos adjusted by 1.20% CER. Maturity 03-18-2022	-	7,017,698
Treasury Bond in pesos adjusted by 1.50% CER. Maturity 03-25-2024	-	21,146,590
Treasury Bond in pesos adjusted by 1.40% CER. Maturity 03-25-2023	-	16,138,537
Treasury Bond in pesos adjusted by 1.30% CER. Maturity 09-20-2022	-	17,951,107

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

b.3) Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The assessment of prices at fair value established by the Bank for fixed income consists in considering MAE’s representative prices.

In the case of Argentine Treasury bonds and bills, MAE’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve. Except for BCRA internal bills in US dollars to be settled in Argentine pesos at the benchmark exchange rate (LEDIV), which cannot be transferred and do not accrue any interest, they are valued at their latest subscription price.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in Equity Instruments

As of December 31, 2021, the fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was determined by the Bank’s Management with the input of the valuation report prepared by an independent expert, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and net of the collection of dividends (Note 2.1.1.b) and Note 12).

Corporate Bonds

Fair value measurement of the following corporate bonds held in portfolio classified as Level 3 has been determined by the Entity’s Management on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until period end.

•        ON Arcor (ON ARCOR17)

•     ON Vista oil y gas (ON VISTA13)

•        ON Newsan (ON WNC10)

•        ON Molinos Agro (ON MAC1O)

•        ON Refi Pampa (ON REF2B)

•     ON Petroquímica Comodoro Rivadavia (ON PCRH)

The most relevant unobservable inputs include:

•        Projected BADLAR rates

•        Latest market price

•        Projected Dollar 3500

•        Projected UVA

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Badlar rate scenarios	Changes in final price
ON WNC10O
+5%	0.019729%
+10%	0.039458%
+15%	0.059186%

Latest market price scenarios	Changes in final price
	REF2B	WNC10O	MAC1O	ARCOR17	VISTA13	ON PCRH
+2%	2.000%	2.146%	1.997%	2.000%	1.964%	2.003%
+5%	5.000%	5.365%	4.992%	5.000%	4.911%	5.008%
+10%	10.000%	10.730%	9.984%	10.000%	9.822%	10.016%

Dolar 3500 Scenarios	Changes in final price
	ON VISTA13	ON MAC1O	ON PCRH
+2%	2.000%	2.000%	2.000%
+5%	5.000%	5.000%	5.000%
+10%	10.000%	10.000%	10.000%

UVA Scenarios	Changes in final price
	ON ARCOR17	ON REF2B
+3%	3.000%	3.000%
+5%	5.000%	5.000%
+10%	10.000%	10.000%

Parity Scenarios	Changes in final price
	ON REF2B (a)	ON MAC10(a)	ON VISTA13	ON WNC10O
+7 Points %	6.3670%	6.5483%	3.8365%	7.0690%
-7 Points %	-6.3670%	-6.5483%	-3.8365%	-7.0690%
+12 Points %	10.9148%	11.2256%	6.5768%	12.1183%
-12 Points %	-10.9148%	-11.2256%	-6.5768%	-12.1183%

a) For ON MAC1O, ON VISTA13, ON WNC10O and ONREF2B, for which no representative market quotations are available, it was valued using a valuation technique based on its last available market price and a sensitivity analysis was performed with respect to changes in parity.

Put Options

Below is a sensitivity analysis of the put (options) held by BBVA. The input variable used in the sensitivity analysis is the underlying asset’s price.

The put options and the related underlying assets are as follows:

Asset	Underlying
XY3N5J001	LT X19Y3
X3JN6G001	LCER16J3$
PF3N2H001	LT X17F3
PJ3N6U001	BOND TDJ23
PL3N7V001	BOND TDL23

Underlying Put

Scenarios	Changes in final price
Changes in Underlying Price(%)	XY3N5J001	X3JN6G001	PF3N2H001	PJ3N6U001	PL3N7V001
-6.000%	8.097%	6.390%	9.050%	6.623%	6.644%
-4.000%	5.398%	4.260%	6.100%	4.415%	4.430%
-2.000%	2.699%	2.699%	3.150%	2.208%	2.215%
0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
2.000%	0.000%	0.000%	0.000%	0.000%	0.000%
6.000%	0.000%	0.000%	0.000%	0.000%	0.000%

b.4) Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	09.30.22	12.31.21

Balance at the beginning of the fiscal year	4,713,496	8,561,215

Derivative instruments - Put option taken - Prisma Medios de Pago S.A.	-	(1,962,989)
Other debt securities - Private securities - Corporate bonds	2,058,892	1,729,190
Other financial assets - Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	(4,412,028)	-
Loss from sale or write-off financial assets - Prisma Medios de Pago S.A.	3,741,628	-
Dividends collected	-	(966,995)
Monetary gain (loss) generated by assets at fair value	(3,001,876)	(2,646,925)

Balance at fiscal period-end	3,100,112	4,713,496

c)	Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•       Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.

•       Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.

•       Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of September 30, 2022 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial Assets

Cash and deposits in banks	203,268,716	(1)	-	-	-
Repo transactions	95,286,394	(1)	-	-	-
Other financial assets	22,679,599	(1)	-	-	-
Loans and other financing
Non-financial government sector	2,428	(1)	-	-	-
BCRA	3,037	(1)	-	-	-
Other financial institutions	4,671,594	3,257,584	-	-	3,257,584
Non-financial private sector and residents abroad	567,181,424	524,733,060	-	-	524,733,060
Other debt securities	35,783,461	35,878,842	-	35,878,842	-
Financial assets pledged as collateral	26,488,501	(1)	-	-	-

Financial Liabilities

Deposits	1,063,688,567	1,046,658,823	-	1,046,658,823	-
Other financial liabilities	107,633,721	(1)	-	-	-
Financing received from the BCRA and other financial institutions	14,800,861	13,852,552	-	13,852,552	-
Corporate bonds issued	314,237	312,103	-	312,103	-

(1)	The fair value is not reported as it is considered similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2021 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial Assets

Cash and deposits in banks	362,613,049	(1)	-	-	-
Repo transactions	228,431,600	(1)	-	-	-
Other financial assets	21,208,938	(1)	-	-	-
Loans and other financing
Non-financial government sector	1,229	(1)	-	-	-
Other financial institutions	6,991,950	6,090,808	-	-	6,090,808
Non-financial private sector and residents abroad	622,491,718	613,581,254	-	-	613,581,254
Other debt securities	37,475,291	36,677,171	-	36,677,171	-
Financial assets pledged as collateral	26,018,063	(1)	-	-	-

Financial Liabilities

Deposits	1,176,358,694	1,162,473,287	-	1,162,473,287	-
Other financial liabilities	102,288,699	(1)	-	-	-
Financing received from the BCRA and other financial institutions	19,526,930	19,081,888	-	19,081,888	-
Corporate bonds issued	835,309	661,924	-	661,924	-

(1) The fair value is not reported as it is considered similar to its accounting value.

40.Segment	reporting

Basis for segmentation

As of September 30, 2022 and December 31, 2021, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of September 30, 2022 and December 31, 2021:

Group (banking activity) (1)	09.30.22	12.31.21

Loans and other financing	571,858,483	629,484,897
Corporate banking (2)	43,461,117	51,704,003
Small and medium companies (3)	203,351,618	207,350,796
Retail	325,045,748	370,430,098

Other assets	1,029,520,645	1,081,394,766
TOTAL ASSETS	1,601,379,128	1,710,879,663

Deposits	1,063,688,567	1,176,358,694
Corporate banking (2)(3)	259,833,221	258,620,444
Small and medium companies (2)(3)	200,415,189	247,327,129
Retail	603,440,157	670,411,121

Other liabilities	235,724,247	264,465,446
TOTAL LIABILITIES	1,299,412,814	1,440,824,140

(2) It includes Financial Sector.
(3) It includes Government Sector.

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes the Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

41.Related	parties

a) Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b) Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	09.30.22	09.30.21

Fees	46,973	50,498

Total	46,973	50,498

b.2) Profit or loss from transactions and balances with key management personnel

	Balances as of		Profit or loss from transactions

	09.30.22	12.31.21	09.30.22	09.30.21

Loans
Overdrafts	2	-	14	-
Credit cards	11,464	5,911	2,734	1,324
Consumer loans	1,032	1,836	10,327	307

Deposits
Deposits	19,702	21,417	227	546

Loans are granted on an arm’s length basis. As of September 30, 2022 and December 31, 2021, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of		Profit or loss from transactions
	09.30.22	12.31.21	09.30.22	09.30.21

Cash and deposits in banks	1,739,206	1,040,899	-	-
Other financial assets (2)	526,899	872,608	-	-
Other non-financial liabilities	23,296,636	35,184,374	8,851,141	5,180,874
Derivative instruments (Liabilities) (1)	665	-	106	910,457

Off-balance sheet balances

Securities in custody	127,913,424	150,857,711	-	-
Derivative instruments	347,169	-	-	-
Sureties granted	1,278,754	2,257,784	6,301	11,154
Guarantees received	1,640,567	2,359,901	-	-

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).
(2) These transactions do not generate profit or loss.

Subsidiaries	Balances as of		Profit or loss from transactions
	09.30.22	12.31.21	09.30.22	09.30.21

Loans and other financing	8,593,540	13,068,402	3,445,230	3,446,299
Other financial assets	-	1,094	-	-
Deposits	260,524	369,093	1,505	12,556
Other non-financial liabilities	23	38	5,659	293
Other operating income	-	-	7,804	15,519

Off-balance sheet balances

Securities in custody	2,573,954	3,163,765	-	-
Sureties granted	-	467	-	-

Associates	Balances as of		Profit or loss from transactions
	09.30.22	12.31.21	09.30.22	09.30.21

Cash and deposits in banks	412	1,083	-	-
Loans and other financing	2,130,466	1,810,778	1,875,812	1,740,644
Debt securities at fair value through profit or loss	-	1,295	-	2,601
Derivative instruments (Assets)	91,662	-	100,670	-
Other financial assets	183,300	337,559	-	-
Deposits	1,508,795	1,373,848	191,196	14,698
Other non-financial liabilities	301	718		-
Commission expenses	-	-	1,073	-
Other operating income	-	-	56,983	72,782

Off-balance sheet balances

Interest rate swaps	1,500,000	-	-	-
Securities in custody	3,244,040	3,383,743	-	-
Guarantees received	679,693	1,682,903	-	-
Sureties granted	775	898	-	-

Transactions have been agreed upon on an arm’s length basis. As of September 30, 2022 and December 31, 2021, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.Financial	instruments risks

42.1 Risk policies of financial instruments

In these consolidated condensed interim financial statements, the Entity applied the same financial instrument risk policies as in the preparation of its financial statements as of December 31, 2021.

42.2   Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of September 30, 2022 and December 31, 2021:

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	599,379,741	65,964,076	8,430,930	10,943,340	5,034,148	689,752,235

Inter-stage Transfers:
From stage 1 to stage 2	(95,116,949)	97,398,119	723	-	-	2,281,893
From stage 2 to stage 1	71,689,417	(68,997,745)	(112,264)	-	-	2,579,408
From stage 1 or 2 to stage 3	(1,740,314)	(10,496,622)	(459,377)	12,117,062	467,930	(111,321)
From stage 3 to stage 1 or 2	439,152	1,095,636	250,086	(2,111,650)	(268,698)	(595,474)
Changes without inter-stage transfers	21,887,837	1,928,603	(3,475,834)	(1,130,387)	51,268	19,261,487
Newly originated financial assets	623,463,133	10,054,293	12,103,267	1,676,729	133,180	647,430,602
Reimbursements	(387,889,121)	(16,086,210)	(9,176,676)	(2,269,693)	(222,005)	(415,643,705)
Write-offs	-	208	-	(6,093,821)	(3,138,140)	(9,231,753)
Foreign exchange differences	10,785,300	1,508,373	889,671	2,035	296,670	13,482,049
Inflation adjustment	(283,172,274)	(28,130,927)	(3,478,147)	(4,525,383)	(1,105,719)	(320,412,450)

Balances as of 09.30.22	559,725,922	54,237,804	4,972,379	8,608,232	1,248,634	628,792,971

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	582,231,352	87,642,749	10,657,632	6,855,333	6,261,084	693,648,150

Inter-stage Transfers:
From stage 1 to stage 2	(171,167,785)	171,423,752	-	-	-	255,967
From stage 2 to stage 1	130,879,461	(124,140,175)	(4,506,845)	-	-	2,232,441
From stage 1 or 2 to stage 3	(2,460,751)	(21,721,676)	(374,022)	24,286,670	381,444	111,665
From stage 3 to stage 1 or 2	362,490	934,439	21,218	(3,363,101)	(255,064)	(2,300,018)
Changes without inter-stage transfers	34,747,207	(13,045,165)	9,737,027	(2,039,204)	646,589	30,046,454
Newly originated financial assets	627,592,195	20,246,346	6,749,916	1,027,030	1,074,472	656,689,959
Reimbursements	(396,761,932)	(28,851,884)	(10,805,963)	(2,651,629)	(1,083,297)	(440,154,705)
Write-offs	2	455	-	(8,765,547)	(99,960)	(8,865,050)
Foreign exchange differences	7,487,238	3,886,816	1,296,089	2,765	336,080	13,008,988
Inflation adjustment	(213,529,736)	(30,411,581)	(4,344,122)	(4,408,977)	(2,227,200)	(254,921,616)

Balances as of 12.31.21	599,379,741	65,964,076	8,430,930	10,943,340	5,034,148	689,752,235

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	137,038,179	10,578,669	161,736	64,282	65	147,842,931

Inter-stage Transfers:
From stage 1 to stage 2	(24,736,100)	22,657,162	-	-	-	(2,078,938)
From stage 2 to stage 1	18,025,183	(15,639,026)	(79)	-	-	2,386,078
From stage 1 or 2 to stage 3	(153,986)	(105,243)	(1,222)	121,530	2,465	(136,456)
From stage 3 to stage 1 or 2	40,232	29,087	-	(80,320)	(3,158)	(14,159)
Changes without inter-stage transfers	47,064,673	2,076,778	390	(777)	3,391	49,144,455
Newly originated financial assets	75,818,573	2,737,051	7,930	13,563	-	78,577,117
Reimbursements	(38,451,034)	(3,590,723)	(39,000)	(30,942)	-	(42,111,699)
Write-offs	-	-	-	(102)	-	(102)
Foreign exchange differences	5,253,824	239,146	-	-	-	5,492,970
Inflation adjustment	(68,734,110)	(6,084,771)	(42,689)	(27,843)	(1,400)	(74,890,813)

Balances as of 09.30.22	151,165,434	12,898,130	87,066	59,391	1,363	164,211,384

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	144,444,353	12,016,708	255,866	21,203	1,239	156,739,369

Inter-stage Transfers:
From stage 1 to stage 2	(28,321,137)	24,820,709	-	-	-	(3,500,428)
From stage 2 to stage 1	27,571,041	(24,770,500)	(244,985)	-	-	2,555,556
From stage 1 or 2 to stage 3	(178,434)	(168,048)	(1,586)	241,537	-	(106,531)
From stage 3 to stage 1 or 2	74,622	80,921	-	(144,477)	-	11,066
Changes without inter-stage transfers	16,126,303	4,564,791	481,597	(6,410)	(937)	21,165,344
Newly originated financial assets	155,807,147	2,970,133	254,775	21,512	-	159,053,567
Reimbursements	(127,643,061)	(4,309,953)	(457,053)	(49,105)	-	(132,459,172)
Write-offs	-	-	-	(234)	-	(234)
Foreign exchange differences	2,138,836	186,956	58,330	-	-	2,384,122
Inflation adjustment	(52,981,491)	(4,813,048)	(185,208)	(19,744)	(237)	(57,999,728)

Balances as of 12.31.21	137,038,179	10,578,669	161,736	64,282	65	147,842,931

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	4,971,014	4,086,571	998,100	8,501,555	4,620,321	23,177,561

Inter-stage Transfers:
From stage 1 to stage 2	(1,809,975)	7,159,948	79	-	-	5,350,052
From stage 2 to stage 1	770,340	(3,825,411)	(8,509)	-	-	(3,063,580)
From stage 1 or 2 to stage 3	(115,434)	(2,929,526)	(135,913)	6,612,656	143,126	3,574,909
From stage 3 to stage 1 or 2	19,894	115,168	106,513	(1,445,308)	(107,032)	(1,310,765)
Changes without inter-stage transfers	881,726	1,109,468	(734,685)	2,463,583	(2,134)	3,717,958
Newly originated financial assets	7,669,503	555,835	682,936	963,606	84,805	9,956,685
Reimbursements	(5,540,321)	(743,958)	(582,918)	(1,560,731)	(124,579)	(8,552,507)
Write-offs	-	(69)	-	(5,388,850)	(3,106,619)	(8,495,538)
Foreign exchange differences	108,512	31,334	41,384	1,170	216,568	398,968
Inflation adjustment	(2,343,070)	(1,782,824)	(240,528)	(3,510,972)	(945,691)	(8,823,085)

Balances as of 09.30.22	4,612,189	3,776,536	126,459	6,636,709	778,765	15,930,658

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	12,985,333	9,194,269	1,004,318	5,663,262	3,906,020	32,753,202

Inter-stage Transfers:
From stage 1 to stage 2	(6,348,342)	19,005,368	-	-	-	12,657,026
From stage 2 to stage 1	3,451,338	(12,313,560)	(433,917)	-	-	(9,296,139)
From stage 1 or 2 to stage 3	(221,087)	(6,949,194)	(61,303)	14,913,983	94,946	7,777,345
From stage 3 to stage 1 or 2	29,063	121,448	13,512	(2,238,043)	(130,554)	(2,204,574)
Changes without inter-stage transfers	(8,498,732)	(2,953,331)	980,951	2,571,966	2,207,806	(5,691,340)
Newly originated financial assets	20,392,246	4,057,282	677,650	727,128	577,200	26,431,506
Reimbursements	(13,340,940)	(3,187,889)	(884,748)	(1,911,360)	(623,654)	(19,948,591)
Write-offs	-	(7)	-	(7,397,198)	(85,686)	(7,482,891)
Foreign exchange differences	214,814	205,393	102,569	1,468	200,055	724,299
Inflation adjustment	(3,692,679)	(3,093,208)	(400,932)	(3,829,651)	(1,525,812)	(12,542,282)

Balances as of 12.31.21	4,971,014	4,086,571	998,100	8,501,555	4,620,321	23,177,561

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	878,989	445,492	52,786	40,424	-	1,417,691

Inter-stage Transfers:
From stage 1 to stage 2	(216,139)	788,587	-	-	-	572,448
From stage 2 to stage 1	140,302	(627,746)	(182)	-	-	(487,626)
From stage 1 or 2 to stage 3	(8,370)	(17,001)	(2,059)	66,420	6,206	45,196
From stage 3 to stage 1 or 2	10,796	3,623	-	(57,761)	(8,739)	(52,081)
Changes without inter-stage transfers	(184,048)	77,307	(25,282)	20,258	6,641	(105,124)
Newly originated financial assets	827,090	58,646	1,936	7,673	-	895,345
Reimbursements	(251,722)	(100,382)	(13,759)	(18,052)	-	(383,915)
Write-offs	-	-	-	(89)	-	(89)
Foreign exchange differences	47,378	1,304	-	-	-	48,682
Inflation adjustment	(395,877)	(199,998)	(7,537)	(18,478)	(1,317)	(623,207)

Balances as of 09.30.22	848,399	429,832	5,903	40,395	2,791	1,327,320

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	2,457,040	901,507	40,384	18,494	3,257	3,420,682

Inter-stage Transfers:
From stage 1 to stage 2	(655,087)	1,989,909	-	-	-	1,334,822
From stage 2 to stage 1	496,874	(1,763,167)	(41,691)	-	-	(1,307,984)
From stage 1 or 2 to stage 3	(5,170)	(31,544)	(30)	165,544	14,556	143,356
From stage 3 to stage 1 or 2	1,953	5,087	-	(108,152)	-	(101,112)
Changes without inter-stage transfers	(1,865,006)	(262,671)	64,103	(2,180)	(17,438)	(2,083,192)
Newly originated financial assets	3,976,647	166,075	38,840	14,397	-	4,195,959
Reimbursements	(2,768,724)	(230,764)	(33,240)	(32,761)	-	(3,065,489)
Write-offs	-	-	-	(208)	-	(208)
Foreign exchange differences	49,588	9,347	4,562	-	-	63,497
Inflation adjustment	(809,126)	(338,287)	(20,142)	(14,710)	(375)	(1,182,640)

Balances as of 12.31.21	878,989	445,492	52,786	40,424	-	1,417,691

Measurement of expected credit loss

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward-looking perspective (including the economic forecast).

COVID-19 Impact

During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-related-card financings benefitted from the deferral of unpaid installments from April 2020 up to the final loan maturity. The measure was lifted in March 2021, thus deferrals are no longer applied.

The table below summarizes the loan portfolio affected by the aforementioned measures and the related impact on contractual cash flows:

		Loss from changes in contractual cash flows
Affected Portfolio	Balance as of	Balance as of	Varition	Inflationary	Balance as of
	09.30.2022	12.31.2021		effect	09.30.2022

UVA-indexed Mortgage Loans	41,532,885	1,209,608	594,525	(590,919)	1,213,214

UVA-indexed Pledge Loans	849,155	20,177	10,980	(10,056)	21,101

		1,229,785	605,505	(600,975)	1,234,315

Concerning credit cards, outstanding balances as of April 2020 and September 2020 were required to be rescheduled in nine equal and consecutive installments, with a three-month grace period. The former were due in April 2021, whereas the latter were due in September 2021. The due date deferral did not result in stage improvements in any case.

The parameters of the ECL measurement model were not affected. Credit quality ratios did not show impairment as a consequence of the aid measures promoted by the national authorities. Given the pandemic and lockdown scenario, there were no relevant impacts on ECL directly related to COVID 19.

43.Restrictions	to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to unappropriated retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve.
b)	The mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profits resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of September 30, 2022 amounts to 20,245,102.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, a capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Furthermore, in accordance with Communication “A” 7312 of the BCRA, the distribution of earnings is suspended until December 31, 2021. In accordance with the provisions of Communication “A” 7421 of the BCRA, effective from January 1 to December 31, 2022, financial institutions may distribute earnings for up to 20% of the amount that would have corresponded to them. As from January 1, 2022, those financial institutions that have obtained the authorization of the BCRA must distribute earnings in 12 equal, monthly and consecutive installments.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

In compliance with the above, on May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held approving the partial reversal of the Optional Reserve for future distribution of earnings, in order to allocate the amount of 2,500,000 (7,679,270 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 20, 2020, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 12,000,000 (31,285,788 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, all subject to the prior authorization of the BCRA.

On April 20, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

To absorb the amount of 29,431,352 (73,776,748 in restated values) of the Optional Reserve for future distribution of earnings to apply it to the negative balance of Unappropriated Retained Earnings as of December 31, 2020.

To approve the partial reversal of the Optional Reserve for future distribution of earnings in order to allocate the amount of 7,000,000 (14,925,925 in restated values) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 3, 2021, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 6,500,000 (11,209,289 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, all subject to the prior authorization of the BCRA.

On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	To allocate 3,934,134 (6,533,554 in restated values) out of Unappropriated retained earnings for fiscal year 2021 to the Legal Reserve.
–	To allocate 15,736,535 (26,134,213 in restated values) out of Unappropriated retained earnings for fiscal year 2021 to the Optional Reserve for future distribution of earnings.

–	Also, in relation to the dividends approved by the Shareholders' Meetings of May 15, 2020, November 20, 2020, April 20, 2021 and November 3, 2021, authorization was applied for to the BCRA for the distribution of 13,165,209.

After these presentations were made, the BCRA authorized the payment of dividends, which will take place in accordance with the following schedule during this fiscal year:

No. Installment	Cutoff Date	Payment Date	Amount
1 to 7	July 5	July 6	7,679,705
8	August 2	August 3	1,097,101
9	September 6	September 7	1,097,101
10	October 4	October 5	1,097,101
11	November 1	November 2	1,097,101
12	December 5	December 6	1,097,100

44.Restricted	assets

As of September 30, 2022 and December 31, 2021, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	09.30.22	12.31.21

Argentine Treasury Bond adjusted by CER. Maturity 2023	31,395	39,198
Argentine Treasury Bond adjusted by CER. Maturity 2024	34,941	184,342

Total	66,336	223,540

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 46,474,315 and 33,681,463 as of September 30, 2022 and December 31, 2021, respectively (see Note 10).

45.Banking	deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 1,500 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 8.6000% share of the corporate stock as of December 31, 2021 (BCRA Communication “B” 12305).

As of September 30, 2022 and 2021, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 1,326,174 and 1,395,186, respectively.

46.     Minimum cash and minimum capital requirements

46.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	09.30.2022	12.31.21

Balances at the BCRA

BCRA - current account - not restricted	95,350,084	235,591,548

BCRA – special guarantee accounts – restricted (Note 10)	13,677,145	12,119,512

BCRA – special guarantee accounts – restricted (Note 11)	13,677,145	12,119,512

BCRA – social security special accounts – restricted	940,334	-

	109,967,563	247,711,060

Argentine Treasury Bond in pesos. Maturity 05-23-2027	35,783,461	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	-	37,475,291

Liquidity Bills - BCRA	372,543,388	178,850,079

TOTAL	518,294,412	464,036,430

The balances disclosed are consistent with those reported by the Bank.

46.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirement	09.30.2022	09.30.2021

Credit risk	58,229,149	65,128,708
Operational risk	22,675,010	20,930,218
Market risk	821,798	263,664

Paid-in	252,678,039	244,319,979
Surplus	170,952,082	157,997,389

47.	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of September 30, 2022, it amounts to 72,773. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 36,386, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of September 30, 2022 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 82,321, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of September 30, 2022, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

48.Compliance	with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

49.Trust	activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of September 30, 2022 and December 31, 2021, the assets of Diagonal Trust amount to 2,427 and 4,031, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 6,937 as of September 30, 2022 and December 31, 2021, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 498,979 and 662,138 as of September 30, 2022 and December 31, 2021, respectively, and consist of cash, creditors' rights, real estate and shares.

50.	Mutual funds

As of September 30, 2022 and December 31, 2021, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by “BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión”, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 89,147,347 and 146,291,882, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual Investment Fund	09.30.2022	12.31.2021

FBA Renta Pesos	308,070,023	291,915,474
FBA Renta Fija Plus	14,084,975	27,669,056
FBA Ahorro Pesos	6,596,385	5,057,076
FBA Calificado	1,496,377	1,509,518
FBA Bonos Argentina	1,325,356	1,309,395
FBA Acciones Argentinas	1,202,372	1,192,492
FBA Acciones Latinoamericanas	782,952	875,965
FBA Renta Mixta	641,298	484,348
FBA Horizonte	367,103	612,748
FBA Renta Publica I	158,823	44,200
FBA Gestión I	39,767	58,293
FBA Bonos Globales	27,219	197,086
FBA Retorno Total I	18,761	33,427
FBA Horizonte Plus	12,226	33,519
FBA Renta Fija Local	2,353	3,449

	334,825,990	330,996,046

51.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•        “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers.

On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution.

•        “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal.

•        “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•        “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

"BBVA Banco Francés S.A. over breach of Law 19359". Administrative proceedings for Foreign Exchange Offense initiated by the B.C.R.A. notified on March 15, 2021 and identified under No. 7545, file No. 381/22/21. The charge consists of the alleged breach of Communication "A" 6770, corresponding to transactions carried out by the companies MULTIPOINT S.A. and TELECENTRO S.A. (i) Multipoint S.A. challenges transactions for a total amount of US$ 800,000, alleging the alleged breach of Communication "A" 6770, paragraph 11, when three exchange transactions were carried out under concept code P8 (Other financial loans) in order to pre-cancel a financial loan from a loan agreement entered into on April 5, 2019 whose original maturity date was April 5, 2021. The latter included an addendum executed on October 18, 2019 modifying the third clause of the aforementioned loan agreement and setting the payment date of the principal on October 18, 2019. According to the B.C.R.A., this would be an early cancellation in breach of the aforementioned rule. (ii) TELECENTRO S.A. challenges a transaction for the amount of US$ 185,724, alleging the alleged breach of Communication "A" 6770, paragraph 12, when a transaction was carried out under concept code B07 (payments in view of imports of goods) was carried out, which pre-paid on October 24, 2019, a commercial debt arising from two invoices that had payment date on October 29, 2019. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers who held the positions described below as of the date of the alleged facts: (i) the Foreign Trade Manager and (ii) an officer of the Area. The relevant answers to the charges were filed. On October 24, 2022, the Trial Court in Criminal and Economic Matters No. 4 of the City of

Buenos Aires issued an unfavorable court ruling. The Bank and the officials considered to be liable appealed such ruling.

•        BBVA ARGENTINA S.A. Financial summary proceedings brought by the B.C.R.A. Notified on June 24, 2021 and identified under No. 1587, file No. 188/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021.

•        BBVA ARGENTINA S.A. Financial summary proceedings brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414, 526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The terms of the case have been suspended, and a petition for extending the term for answering charges has been filed.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

52.	Events after reporting period

No events or transactions have occurred between period-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of September 30, 2022.

53.	Accounting principles – Explanation added for translations into English

These condensed consolidated interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

Account	09.30.22	12.31.21

COMMERCIAL PORTFOLIO

Normal performance	204,364,744	185,500,208
Preferred collaterals and counter-guarantees "A"	8,542,545	8,883,233
Preferred collaterals and counter-guarantees "B"	3,141,745	1,221,316
No preferred collaterals and counter-guarantees	192,680,454	175,395,659

With special follow-up	247,846	-
Under observation	247,846	-
No preferred collaterals and counter-guarantees	247,846	-

Troubled	692,607	875,674
No preferred collaterals and counter-guarantees	692,607	875,674

With high risk of insolvency	118,403	248,742
No preferred collaterals and counter-guarantees	118,403	248,742

Uncollectible	29,370	2,879,562
Preferred collaterals and counter-guarantees "B"	-	266,030
No preferred collaterals and counter-guarantees	29,370	2,613,532

TOTAL	205,452,970	189,504,186

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

Account	09.30.22	12.31.21

CONSUMER AND HOUSING PORTFOLIO

Normal performance	396,791,078	463,746,180
Preferred collaterals and counter-guarantees "A"	47,146	182,279
Preferred collaterals and counter-guarantees "B"	51,814,837	65,154,714
No preferred collaterals and counter-guarantees	344,929,095	398,409,187

Low risk	3,870,146	4,128,405
Preferred collaterals and counter-guarantees "A"	-	3
Preferred collaterals and counter-guarantees "B"	385,899	335,032
No preferred collaterals and counter-guarantees	3,484,247	3,793,370

Low risk - with special follow-up	219,075	280,093
Preferred collaterals and counter-guarantees "B"	4,440	-
No preferred collaterals and counter-guarantees	214,635	280,093

Medium risk	2,831,096	3,467,038
Preferred collaterals and counter-guarantees "B"	178,013	244,721
No preferred collaterals and counter-guarantees	2,653,083	3,222,317

High risk	2,298,983	4,266,346
Preferred collaterals and counter-guarantees "A"	-	66
Preferred collaterals and counter-guarantees "B"	156,572	373,373
No preferred collaterals and counter-guarantees	2,142,411	3,892,907

Uncollectible	567,229	728,340
Preferred collaterals and counter-guarantees "A"	3,683	4,266
Preferred collaterals and counter-guarantees "B"	248,199	247,116
No preferred collaterals and counter-guarantees	315,347	476,958

TOTAL	406,577,607	476,616,402

TOTAL GENERAL	612,030,577	666,120,588

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

	09.30.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	45,406,192	7.42%	47,547,330	7.14%
50 following largest customers	56,869,316	9.29%	62,389,048	9.37%
100 following largest customers	41,560,709	6.79%	42,182,038	6.33%
All other customers	468,194,360	76.50%	514,002,172	77.16%

TOTAL	612,030,577	100.00%	666,120,588	100.00%

								EXHIBIT D

CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	2,428	-	-	-	-	-	2,428
BCRA	-	3,037	-	-	-	-	-	3,037
Financial sector	-	772,566	1,847,603	492,926	1,869,023	2,206,192	3,324,984	10,513,294
Non-financial private sector and
residents abroad	4,891,774	287,652,046	83,164,696	66,793,399	64,882,838	63,190,148	114,687,997	685,262,898

TOTAL	4,891,774	288,430,077	85,012,299	67,286,325	66,751,861	65,396,340	118,012,981	695,781,657

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	1,229	-	-	-	-	-	1,229
Financial sector	-	1,015,036	1,055,505	1,228,848	3,994,405	1,871,798	4,076,814	13,242,406
Non-financial private sector and
residents abroad	10,220,143	300,679,604	93,958,643	76,522,607	73,932,451	62,689,513	103,336,130	721,339,091

TOTAL	10,220,143	301,695,869	95,014,148	77,751,455	77,926,856	64,561,311	107,412,944	734,582,726

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

	09.30.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	97,531,212	9.17%	126,059,479	10.72%

50 following largest customers	139,831,652	13.15%	131,125,806	11.15%

100 following largest customers	53,074,144	4.99%	57,031,045	4.85%

All other customers	773,251,559	72.69%	862,142,364	73.28%

TOTAL	1,063,688,567	100.00%	1,176,358,694	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	898,569,742	60,170,869	131,949,264	906,413	79,237	-	1,091,675,525
Non-financial government sector	9,260,933	57,299	310	-	-	-	9,318,542
Financial sector	634,556	-	-	-	-	-	634,556
Non-financial private sector and residents abroad	888,674,253	60,113,570	131,948,954	906,413	79,237	-	1,081,722,427
Derivative instruments	554,232	-	-	-	-	-	554,232
Other financial liabilities	105,428,417	249,173	335,874	546,915	864,552	4,009,099	111,434,030
Financing received from the BCRA and other financial institutions	9,919,643	1,080,095	1,281,195	4,746,300	1,144,320	187,278	18,358,831
Corporate bonds issued	-	319,230	319,230	-	-	-	638,460

TOTAL	1,014,472,034	61,819,367	133,885,563	6,199,628	2,088,109	4,196,377	1,222,661,078

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	1,050,013,670	58,443,498	90,937,438	753,293	41,123	749	1,200,189,771
Non-financial government sector	22,083,790	92,063	-	-	-	-	22,175,853
Financial sector	360,879	-	-	-	-	-	360,879
Non-financial private sector and residents abroad	1,027,569,001	58,351,435	90,937,438	753,293	41,123	749	1,177,653,039
Derivative instruments	521,828	-	-	-	-	-	521,828
Other financial liabilities	100,545,190	397,349	536,625	967,099	1,424,113	5,736,423	109,606,799
Financing received from the BCRA and other financial institutions	12,186,752	527,866	2,263,660	2,896,229	3,918,380	360,705	22,153,592
Corporate bonds issued	-	167,062	167,062	334,123	167,062	-	835,309

TOTAL	1,163,267,440	59,535,775	93,904,785	4,950,744	5,550,678	6,097,877	1,333,307,299

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

							EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)

				Decreases
Accounts	Balances					Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals	Uses		as of 09.30.22
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	1,417,691	532,836	(1)(4)	-	-	(623,207)	1,327,320

- For administrative, disciplinary and criminal penalties	8,304	-		-	-	(3,304)	5,000

- Provisions for reorganization	2,231,086	1,894,009	(3)	182,334	2,069,052	(797,931)	1,075,778

- Provisions for termination plans	437,129	94,704		-	-	(190,978)	340,855

- Other	5,227,693	1,972,511	(2)(5)	1,489	476,615	(2,418,349)	4,303,751

TOTAL PROVISIONS	9,321,903	4,494,060		183,823	2,545,667	(4,033,769)	7,052,704

(1)	Set up in compliance with the provisions of Communication "A" 6868 issued by the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor, and other lawsuits).
(3)	See Note 23 to the consolidated financial statements.
(4)	It includes an increase of 1,924 for exchange differences in foreign currency for contingent commitments.
(5)	It includes a decrease of 181 for subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) registered under Administrative Expenses.
Gastos de Administración.

								EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)

				Decreases
Accounts	Balances						Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals		Uses		as of 12.31.21
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	3,420,682	1,178,630	(1)(3)	1,998,982	(1)	-	(1,182,639)	1,417,691

- For administrative, disciplinary and criminal penalties	12,534	-		-		-	(4,230)	8,304

- Provisions for reorganization	5,086,582	3,760,912	(1)	491,491		4,816,002	(1,308,915)	2,231,086

- Provisions for termination plans	355,822	215,341	(1)	-		-	(134,034)	437,129

- Other	19,888,419	2,430,340	(1) (2)	11,158,792	(4)	1,037,999	(4,894,275)	5,227,693

TOTAL PROVISIONS	28,764,039	7,585,223		13,649,265		5,854,001	(7,524,093)	9,321,903

(1)	See Note 23.
(2)	It includes an increase of 2,298 for subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded under Administrative Expenses.
It includes an increase of 654 for subsidiary BBVA Asset Management Argentina S.A.
(3)	It includes an increade of 24,101 for exchange differences in foreign currency for contingent commitments.
(4)	It includes 11,155,039 of tax provision reversals (see Note 11.c)) recorded under Income tax.

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH SUBSIDIARIES
AS OF SEPTEMBER 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary	Balances
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 09.30.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	478,385	106,441	-	64,779	(224,801)	424,804

Loans and other financing	22,674,082	1,868,394	841,676	(1,314,518)	(8,585,220)	15,484,414
Other financial institutions	69,181	181,129	155,057	(3,265)	(122,494)	279,608
Non-financial private sector and residents abroad	22,604,901	1,687,265	686,619	(1,311,253)	(8,462,726)	15,204,806
Overdrafts	534,275	616,466	173,476	141,380	(417,529)	1,048,068
Instruments	998,085	25,819	(36,371)	(29,619)	(384,059)	573,855
Mortgage loans	1,220,858	35,664	292,264	266,727	(558,256)	1,257,257
Pledge loans	943,983	(223,929)	8,189	104,027	(234,496)	597,774
Consumer loans	4,264,424	348,765	1,207	414,403	(1,713,599)	3,315,200
Credit cards	8,078,426	395,761	779,244	603,059	(3,352,386)	6,504,104
Finance leases	158,609	31,144	6,660	6,439	(50,053)	152,799
Other	6,406,241	457,575	(538,050)	(2,817,669)	(1,752,348)	1,755,749

Other debt securities	25,094	9,410	-	-	(13,064)	21,440

Contingent commitments	1,417,691	365,287	144,992	22,557	(623,207)	1,327,320

TOTAL ALLOWANCES	24,595,252	2,349,532	986,668	(1,227,182)	(9,446,292)	17,257,978

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

	Notes and Exhibits	09.30.22	12.31.21

ASSETS

Cash and deposits in banks	4	203,179,538	362,105,771

Cash		95,124,668	123,315,869
Financial institutions and correspondents		108,054,870	238,789,902
Argentine Central Bank (BCRA)		96,290,418	235,591,548
Other in the country and abroad		11,764,452	3,198,354

Debt securities at fair value through profit or loss	5 and Exhibit A	20,548,135	2,319,922

Derivatives	6	2,036,950	4,677,430

Repo transactions	7	95,286,394	228,431,600

Other financial assets	8	22,188,471	20,713,795

Loans and other financing	9	543,417,930	598,584,687

Non-financial government sector		2,428	1,229
Argentine Central Bank (BCRA)		3,037	-
Other financial institutions		13,177,843	19,988,006
Non-financial private sector and residents abroad		530,234,622	578,595,452

Other debt securities	10 and Exhibit A	518,992,100	307,220,198

Financial assets pledged as collateral	11	46,471,707	33,680,289

Current income tax assets	12. a)	154,202	3,743,273

Investments in equity instruments	13 and Exhibit A	769,907	3,682,470

Investments in subsidiaries and associates	14	10,361,167	11,806,572

Property and equipment	15	80,927,783	84,494,423

Intangible assets	16	7,428,985	6,056,744

Other non-finacial assets	17	23,180,407	14,047,790

Non-current assets held for sale	18	202,178	501,721

TOTAL ASSETS		1,575,145,854	1,682,066,685

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

	Notes and Exhibits	09.30.22	12.31.21

LIABILITIES

Deposits	19 and Exhibit H	1,060,061,913	1,174,444,078

Non-financial Government Sector		9,272,549	22,045,385
Financial Sector		815,594	628,410
Non-financial Private Sector and Residents Abroad		1,049,973,770	1,151,770,283

Derivatives	6	554,232	521,828

Other financial liabilities	21	105,411,601	100,717,621

Financing received from the BCRA and other financial institutions	22	1,615,899	2,708,723

Provisions	Exhibit J	6,973,731	9,176,219

Deferred income tax liabilities		7,159,214	13,633,135

Other non-financial liabilities	24	96,212,138	116,134,658

TOTAL LIABILITIES		1,277,988,728	1,417,336,262

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		66,144,156	66,144,156
Capital adjustments		47,649,723	47,649,723
Reserves		149,166,604	116,498,837
Retained earnings		9,210	(2,512,189)
Other accumulated comprehensive income/(loss)		(1,787,624)	1,157,230
Income for the period/year		35,362,347	35,179,956
TOTAL EQUITY		297,157,126	264,730,423

TOTAL LIABILITIES AND EQUITY		1,575,145,854	1,682,066,685

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

	Notes and Exhibits	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Interest income	27	139,492,708	352,160,192	92,145,916	253,334,689
Interest expense	28	(65,250,486)	(159,719,194)	(40,594,187)	(109,589,346)

Net interest income		74,242,222	192,440,998	51,551,729	143,745,343

Commission income	29	15,352,760	48,993,967	17,973,045	52,423,503
Commission expenses	30	(7,325,792)	(21,230,636)	(7,536,847)	(25,222,924)

Net commission income		8,026,968	27,763,331	10,436,198	27,200,579

Net income from financial instruments at fair value through profit or loss	31	3,469,829	10,381,829	1,389,961	6,872,487
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	101,801	744,693	(68,094)	(174,018)
Foreing exchange and gold gains/(losses)	33	2,228,703	6,584,544	2,141,442	6,492,387
Other operating income	34	4,494,370	13,331,678	2,949,023	10,152,723
Loan loss allowance		(4,034,698)	(9,962,238)	(4,448,244)	(12,793,714)

Net operating income		88,529,195	241,284,835	63,952,015	181,495,787

Personnel benefits	35	(13,623,742)	(41,560,611)	(13,261,592)	(38,432,738)
Administrative expenses	36	(14,489,567)	(42,601,053)	(15,866,579)	(38,964,907)
Depreciation and amortization	37	(2,038,925)	(6,441,175)	(2,167,838)	(6,881,402)
Other operating expenses	38	(12,554,301)	(35,085,976)	(10,249,746)	(30,576,246)

Operating income		45,822,660	115,596,020	22,406,260	66,640,494

Income (loss) from associates and joint ventures		(108,389)	509,017	304,341	1,414,697
Gain (loss) on net monetary position		(33,304,135)	(85,489,564)	(14,166,509)	(45,527,655)

Income before income tax		12,410,136	30,615,473	8,544,092	22,527,536

Income tax	12.c)	(2,571,545)	4,746,874	(2,358,252)	4,775,440

Net income for the period		9,838,591	35,362,347	6,185,840	27,302,976

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
EARNINGS PER SHARE
AS OF SEPTEMBER 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

Accounts	09.30.22	09.30.21

Numerator:

Net income attributable to owners of the Parent	35,362,347	27,302,976
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	35,362,347	27,302,976

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	57.7146	44.5610
Diluted earnings per share (stated in thousands of pesos) (1)	57.7146	44.5610

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

	Notes	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Net income for the period		9,838,591	35,362,347	6,185,840	27,302,976

Other comprehesive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income/(Loss) for the period on the Share in OCI from associates and joint ventures at equity method		(93)	92,849	18,839	5,828

		(93)	92,849	18,839	5,828

Profit or losses from financial instruments at fair value through OCI

Income/(Loss) for the period on financial instruments at fair value through OCI		11,624,460	(3,427,657)	(694,937)	(1,478,850)
Reclassification adjustment for the period		(101,801)	(744,693)	68,095	148,617
Income tax	12.d)	(4,583,020)	1,169,143	200,624	572,206

		6,939,639	(3,003,207)	(426,218)	(758,027)

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Loss for the period on equity instruments at fair value through OCI		(8,791)	(34,496)	2,718	(12,550)

		(8,791)	(34,496)	2,718	(12,550)

Total Other Comprehensive Income for the period		6,930,755	(2,944,854)	(404,661)	(764,749)

Total Comprehensive Income		16,769,346	32,417,493	5,781,179	26,538,227

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

	2022
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal	Optional reserve	Unappropriated retained earnings	Total

Restated balances at the beginning of the year	612,710	66,144,156	47,649,723	1,250,175	(92,945)	56,471,799	60,027,038	32,667,767	264,730,423

Impact of the implementation of the financial reporting framework established by the BCRA -IFRS 9, paragraph 5.5 for Related Companies(Note 2.5. to the consolidated financial statements)	-	-	-	-	-	-	-	9,210	9,210

Adjusted balance at the beginning of the year	612,710	66,144,156	47,649,723	1,250,175	(92,945)	56,471,799	60,027,038	32,676,977	264,739,633

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	35,362,347	35,362,347
- Other Comprehensive Income for the period	-	-	-	(3,037,703)	92,849	-	-	-	(2,944,854)

-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 29, 2022 (Note 43 to the consolidated financial statements)
Legal reserve	-	-	-	-	-	6,533,554	-	(6,533,554)	-
Other	-	-	-	-	-	-	26,134,213	(26,134,213)	-

Balances at fiscal period end	612,710	66,144,156	47,649,723	(1,787,528)	(96)	63,005,353	86,161,251	35,371,557	297,157,126

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

	2021
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal	Optional reserve	Unappropriated retained earnings	Total

Restated balances at the beginning of the year	612,710	66,144,156	47,649,723	336,943	(140,338)	56,471,799	159,939,618	(73,776,735)	257,237,876

Adjusted income from previous years(see Note 2.1.1.b) to the consolidated financial statements)	-	-	-	-	-	-	-	(2,512,198)	(2,512,198)

Adjusted balance at the beginning of the year	612,710	66,144,156	47,649,723	336,943	(140,338)	56,471,799	159,939,618	(76,288,933)	254,725,678

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	27,302,976	27,302,976
- Other Comprehensive Income for the period	-	-	-	(758,027)	(6,722)	-	-	-	(764,749)
-- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 20, 2021 (Note 43 to the consolidated financial statements)
Cash dividends (1)	-	-	-	-	-	-	(14,925,925)	-	(14,925,925)
Absorption of accrued losses							(73,776,748)	73,776,748	-

Balances at fiscal period end	612,710	66,144,156	47,649,723	(421,084)	(147,060)	56,471,799	71,236,945	24,790,791	266,337,980

(1) It represents $ 19.97 per share stated in historical currency.

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)

Accounts	09.30.22	09.30.21

Cash flows from operating activities

Income before income tax	30,615,473	22,527,536

Adjustment for total monetary income for the period	85,489,564	45,527,655

Adjustments to obtain cash flows from operating activities:	30,081,401	47,236,289

Depreciation and amortization	6,441,175	6,881,402
Loan loss allowance	9,962,238	12,793,714
Effect of foreign exhange changes on cash and cash equivalents	14,711,564	25,561,149
Loss for the sale of Prisma Medios de Pagos S.A.	(3,731,911)	-
Other adjustments	2,698,335	2,000,024

Net increases from operating assets:	(686,290,329)	(356,181,163)

Debt securities at fair value through profit or loss	(25,507,656)	(14,716,085)
Derivatives	1,718,467	1,704,228
Repo transactions	89,735,206	(122,669,245)
Loans and other financing	(235,272,145)	(100,852,061)
Non-financial government sector	(2,059)	(170)
Other financial institutions	(952,896)	(6,867,906)
Non-financial private sector and residents abroad	(234,317,190)	(93,983,985)
Other debt securities	(462,766,801)	(107,707,459)
Financial assets pledged as collateral	(29,658,989)	3,984,771
Investments in equity instruments	544,958	1,294,600
Other assets	(25,083,369)	(17,219,912)

Net increases from operating liabilities:	537,145,389	379,800,390

Deposits	446,652,178	318,633,370
Non-financial government sector	(2,422,819)	9,285,925
Financial sector	499,534	(1,855,347)
Non-financial private sector and residents abroad	448,575,463	311,202,792
Liabilities at fair value through profit or loss	12,267	189,176
Derivatives	362,389	386,215
Other liabilities	90,118,555	60,591,629

Income tax paid	(52,632)	(4,918,447)

Total cash flows generated by operating activities	1,113,036	133,992,260

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)

Accounts	09.30.22	09.30.21

Cash flows from investing activities

Payments:	(4,589,467)	(5,705,993)

Purchase of property and equipment, intangible assets and other assets	(4,058,863)	(5,391,169)
Other payments related to investing activities	(530,604)	(314,824)

Collections:	3,018,112	4,048,308

Other collections related to investing activities	3,018,112	4,048,308

Total cash flows used in investing activities	(1,571,355)	(1,657,685)

Cash flows from financing activities

Payments:	(2,601,619)	(8,958,912)

BCRA	(7,294)	(8,593)
Financing from local financial institutions	(1,206,733)	(7,160,100)
Leases	(1,387,592)	(1,790,219)

Collections:	121,204	1,202,847

Other collections related to financing activities	121,204	1,202,847

Total cash flows used in financing activities	(2,480,415)	(7,756,065)

Effect of exchange rate changes on cash and cash equivalents	(14,711,564)	(25,561,149)
Gain/loss on net monetary position of cash and cash equivalents	(141,275,935)	(118,785,968)

Total changes in cash flows	(158,926,233)	(19,768,607)
Restated cash and cash equivalents at the beginning of the year (Note 4)	362,105,771	380,666,347
Cash and cash equivalents at fiscal period-end (Note 4)	203,179,538	360,897,740

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA.

These financial statements of the Entity are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Basis for the preparation of these financial statements and applicable accounting standards

2.1. Applicable accounting standards

These condensed separate interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 of the BCRA, as supplemented). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these separate condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the above mentioned paragraph 5.5. “Impairment” been applied in full, according to global estimate made by the Entity, as of September 30, 2022 and December 31, 2021, its shareholders’ equity would have been reduced by 3,326,907 and 3,174,796, respectively.

b)	As of December 31, 2021, the Entity valued its remaining interest in Prisma Medios de Pago SA (“Prisma”) following the guidelines set forth by applicable standards and considering a valuation report as of December 31, 2020 issued by independent experts subject to the provisions of Memoranda No. 7/2019 and No. 8/2021 dated April 29, 2019 and May 22, 2021, respectively, received from the BCRA, which set forth specific provisions as regards the measurement of such interest. Considering those provisions, the Entity has made adjustments to the fair value previously determined (see Note 12.1 to the consolidated condensed interim financial statements).

In addition, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated May 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 3,588,856 (decrease) and “Unappropriated retained earnings” by 2,512,198 (net decrease in deferred income tax) in the comparative Separate Statement of Financial Position as of December 31, 2021 and in the comparative Separate Statement of Changes in Shareholders’ Equity as of September 30, 2021.

In determining the valuation of such equity interest, the Entity followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

In March 2022, the shares corresponding to the abovementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) of previous years and for the period ended September 30, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of September 30, 2022.

c)	On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 12, such provision was fully reversed as from June 30, 2021.
d)	As of September 30, 2022, the Bank classified and measured its holdings in Argentine government bonds in dual currency at fair value through other comprehensive income, a business model accepted by the BCRA (Central Bank of Argentina) for this type of instruments. Under IFRS No. 9, the contractual cash flows of such instruments do not meet the requirement whereby they shall be solely payments of principal and interest on the principal amounts outstanding (SPPI test); therefore, the bonds should be measured at fair value through profit or loss.

Had IFRS No. 9 been applied on the abovementioned bonds, as of September 30, 2022, the equity amounts should have been reclassified among the related accounts and a reclassification between profit (loss) for the period and other comprehensive income should have also been made. These changes do not imply any changes in total shareholders’ equity as of such date.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

In addition, the BCRA through Communications “A” 6323 and 6324 provided the guidelines for the preparation and presentation of financial statements of financial institutions for the fiscal years starting on or after January 1, 2018, including the additional reporting requirements as well as the information to be presented as Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Reporting”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2021. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2021 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

•	Measuring unit (Note 2.1.5. to the condensed consolidated interim financial statements)
•	Summary of significant accounting policies (Note 2.3. to the condensed consolidated interim financial statements), except for the measurement of investments in subsidiaries
•	Accounting judgments, estimates and assumptions (Note 2.4. to the condensed consolidated interim financial statements)
•	Regulatory changes introduced during this fiscal year and New pronouncements (Note 2.5. and 2.6., respectively, to the condensed consolidated interim financial statements)
•	Transcription to books (Note 2.7. to the condensed consolidated interim financial statements)
•	Provisions (Note 23 to the condensed consolidated interim financial statements)
•	Fair values of financial instruments (Note 39 to the condensed consolidated interim financial statements)
•	Segment reporting (Note 40 to the condensed consolidated interim financial statements)
•	Banking deposits guarantee insurance system (Note 45 to the condensed consolidated interim financial statements)
•	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 47 to the condensed consolidated interim financial statements)
•	Trust activities (Note 49 to the condensed consolidated interim financial statements)
•	Mutual funds (Note 50 to the condensed consolidated interim financial statements)
•	Penalties and administrative proceedings initiated by the BCRA (Note 51 to the condensed consolidated interim financial statements)

•	Event after reporting period (Note 52 to the condensed consolidated interim financial statements)

3.	Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Entity. The Entity controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Entity's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of September 30, 2022 of the subsidiaries “BBVA Asset Management Argentina S.A.U”. and “Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.” (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

The financial statements of “PSA Finance Argentina Compañía Financiera S.A”. and “Volkswagen Financial Services Compañía Financiera S.A.” were prepared pursuant to the model set forth in paragraph 5.5 “Impairment” of IFRS 9 as from January 1, 2022, as stated in Note 2 to the consolidated condensed interim financial statements.

4.	Cash and deposits in banks

	09.30.22	12.31.21

BCRA - Current account	96,290,418	235,591,548
Cash	95,124,668	123,315,869
Balances with other local and foreign institutions	11,764,452	3,198,354

TOTAL	203,179,538	362,105,771

5.	Debt securities at fair value through profit or loss

	09.30.22	12.31.21

BCRA Liquidity Bills	14,478,765	-
Government securities	6,069,370	2,318,627
Private securities - Corporate bonds	-	1,295

TOTAL	20,548,135	2,319,922

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - Financial Instruments.

The abovementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	09.30.22	12.31.21

Debit balances linked to foreign currency forwards pending settlement in pesos	1,872,847	4,672,285
Debit balances linked to interest rate swaps - floating rate for fixed rate	91,662	5,145
Premium for put option taken (*)	72,441	-

TOTAL	2,036,950	4,677,430

(*) In particular, the Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	09.30.22	12.31.21

Credit balances linked to foreign currency forwards pending settlement in pesos	554,232	521,828

TOTAL	554,232	521,828

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of rate swaps are reported below:

	09.30.22	12.31.21

Foreign currency forwards

Foreign currency forward purchases - US$	10,278,888	1,189,085
Foreign currenct forward sales - US$	1,529,107	1,129,832
Foreign currency forward sales - Euros	4,709	11,432

Interest rate swaps

Fixed rate for floating rate (1)	1,500,000	180,000

(1) Floating: Badlar Rate is the interest rate for time deposits over 1 (one) million pesos, from 30 to 35 days.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	09.30.22	12.31.21

Amounts receivable for reverse repurchase transactions of BCRA bills with the BCRA	95,286,394	228,431,600

TOTAL	95,286,394	228,431,600

Repurchase transactions

No repurchase transactions were accounted for as of September 30, 2022 and December 31, 2021.

8.	Other financial assets

	09.30.22	12.31.21

Measured at amortized cost

Other receivables	11,642,235	10,772,511
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	8,978,213	5,687,207
Financial debtors from spot transactions pending settlement	1,674,355	4,341,371
Non-financial debtors from spot transactions pending settlement	216,965	13,448
Other	62,498	328,032

	22,574,266	21,142,569

Allowance for loan losses (Exhibit R)	(385,795)	(428,774)

TOTAL	22,188,471	20,713,795

9.	Loans and other financing

The Bank holds loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	09.30.22	12.31.21

Credit cards	227,402,277	260,965,422
Consumer loans	61,315,588	67,906,908
Discounted instruments	40,045,371	48,383,194
Overdrafts	47,857,234	37,413,354
Mortgage loans	33,658,509	38,045,613
Unsecured instruments	32,523,644	33,883,845
Loans for the prefinancing and financing of exports	21,517,607	22,158,541
Other financial institutions	13,769,588	20,535,040
Pledge loans	7,210,172	8,081,385
Loans to personnel	4,125,377	4,839,901
Receivables from finance leases	4,339,688	4,308,170
Instruments purchased	1,998,381	3,052,507
BCRA	3,037	-
Non-financial government sector	2,428	1,229
Other financing	62,953,225	71,351,212

	558,722,126	620,926,321

Allowance for loan losses (Exhibit R)	(15,304,196)	(22,341,634)

TOTAL	543,417,930	598,584,687

The Bank entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum payments to be received thereunder:

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA is detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	09.30.22	12.31.21

Total Exhibit B and C	580,750,633	631,886,225
Plus:
BCRA	3,037	-
Loans to personnel	4,125,377	4,839,901
Interest and other items accrued receivable from financial assets with credit value impairment	185,720	753,284

Less:
Allowance for loan losses (Exhibit R)	(15,304,196)	(22,341,634)
Adjustments for effective interest rate	(3,427,006)	(3,045,429)
Corporate bonds	(3,601,393)	(2,317,324)
Loan commitments	(19,314,242)	(11,190,336)

Total loans and other financing	543,417,930	598,584,687

Note 42.2 to the Condensed consolidated interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of September 30, 2022 and December 31, 2021, the Bank holds the loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.22	12.31.21

Guarantees granted	6,367,345	1,418,424
Secured loans	7,506,066	3,893,935
Overdrafts and receivables agreed not used	2,038,672	1,896,116
Liabilities related to foreign trade transactions	3,402,159	3,981,861

TOTAL	19,314,242	11,190,336

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10.	Other debt securities

a) Financial assets measured at amortized cost

	09.30.22	12.31.21

Argentine Treasury Bond in pesos at 43.25% fixed rate or adjusted by CER+1% - Maturity May 2027	35,783,461	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	-	37,475,291

TOTAL	35,783,461	37,475,291

b) Financial assets measured at fair value through OCI

	09.30.22	12.31.21

BCRA Liquidity Bills	358,064,623	178,850,079
Government securities	95,641,159	88,637,031
BCRA Liquidity Notes	25,058,330	-
Private securities - Corporate bonds	3,560,637	2,257,797
BCRA Local Bills	883,890	-
TOTAL	483,208,639	269,744,907

11.	Financial assets pledged as collateral

As of September 30, 2022 and December 31, 2021, the Bank pledged as collateral the following financial assets:

		09.30.22	12.31.21

Guarantee trust - Government securities at fair value through OCI	(2)	19,518,139	7,663,400
BCRA - Special guarantee accounts (Note 42.1)	(1)	13,677,145	12,119,512
Deposits as collateral	(3)	6,661,374	6,776,642
Guarantee trust - USD and Government Securities at fair value through OCI	(4)	6,615,049	7,120,735

TOTAL		46,471,707	33,680,289

(1)      Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)      Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)      Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)      The trust is composed of dollars in cash and government securities at fair value through OCI as collateral for activities related to the transactions on MAE and BYMA.

12.	Income Tax:

Income tax should be booked by the liability method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to profit or loss for the year in which such differences are reversed, having duly considered the likelihood of using NOLs in the future.

a)	Current income tax assets

Below is a breakdown of the current income tax assets disclosed in the separate condensed statement of financial position:

	09.30.22	12.31.21

Income tax assets	154,202	3,743,273

	154,202	3,743,273

b)	Current income tax liabilities

No current income tax liabilities have been booked.

c)	Deferred Income tax

The deferred tax assets and liabilities disclosed in the separate condensed statement of financial position are as follows:

Deferred tax assets:	09.30.22	12.31.21

Loan loss allowance	2,621,164	4,581,431
Provisions	9,318,974	6,751,242
Loans and credit card commissions	1,077,508	843,403
Derivatives	-	21,702
Tax inflation adjustment	2,377,438	5,264,392
Other	1,367	1,355
Tax loss	1,820,700	-

Total deferred assets	17,217,151	17,463,525

Deferred tax liabilities:	09.30.22	12.31.21

Start-up expenses and other	(3,877,869)	(3,636,463)
Fixed asstes and sundry assets	(11,445,473)	(23,405,217)
Investments	(9,053,023)	(4,054,980)

Total deferred liabilities	(24,376,365)	(31,096,660)

Net deferred tax liabilities	(7,159,214)	(13,633,135)

d)	Income tax

Below are the main components of the income tax benefit disclosed in the interim condensed financial statements:

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Current income tax liabilities	(452)	32,400	(58,704)	12,865,682
Deferred income tax	(2,571,093)	4,714,474	(2,299,548)	(8,090,242)

Income tax recognized through profit or loss	(2,571,545)	4,746,874	(2,358,252)	4,775,440

Income tax recognized through OCI	(4,583,020)	1,169,143	200,624	572,206

Total income tax	(7,154,565)	5,916,017	(2,157,628)	5,347,646

The income tax benefit for the period ended September 30, 2022 was calculated considering the position filed by the Bank with the AFIP (Argentine Federal Revenue Agency), as indicated under “Tax adjustment for inflation: 2021 tax year” of note 11(c) interim condensed consolidated financial statements.

In addition, the income tax benefit for the period ended September 30, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of Note 11.c) to the consolidated condensed interim financial statements

The policy on the recognition of income tax for interim period is described in Note 11.c) to the consolidated condensed interim financial statements.

13.	Investments in equity instruments

Investments in equity instruments for which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	09.30.22	12.31.21

Private securities - Shares of other non-controlled companies	728,912	638,240
Prisma Medios de Pago S.A. (Note 12 to the consolidated financial statements)	-	2,984,306

TOTAL	728,912	3,622,546

13.2 Investments in equity instruments through other comprehensive income

	09.30.22	12.31.21

Banco Latinoaméricano de Exportaciones S.A.	38,905	57,383
Other	2,090	2,541

TOTAL	40,995	59,924

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	09.30.22	12.31.21

Volkswagen Financial Services Compañía Financiera S.A.	3,173,314	3,479,889
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	2,340,980	2,933,742
PSA Finance Arg. Cía. Financiera S.A.	1,747,456	1,953,645
BBVA Seguros Argentina S.A.	1,116,561	1,129,827
Rombo Compañía Financiera S.A.	779,683	1,312,549
Interbanking S.A.	702,504	531,160
Play Digital S.A.	289,452	189,407
Openpay Argentina S.A.	196,179	243,605
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	15,038	32,748

TOTAL	10,361,167	11,806,572

15.	Property and equipment

	09.30.22	12.31.21

Real estate	59,985,473	61,733,516
Furniture and facilities	10,447,713	11,592,594
Right of use of leased real estate	5,333,426	5,700,644
Constructions in progress	2,545,994	1,863,069
Machinery and equipment	2,467,556	3,467,389
Vehicles	147,621	137,211

TOTAL	80,927,783	84,494,423

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its real estate, the carrying amount of the two pieces of real estate exceeds their recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment loss of assets recorded under the item “Property and equipment” is reported below:

Item	Impairment
	09.30.22	12.31.21

Real Estate - Lavallol	(12,363)	(12,363)
Real Estate - Monte Grande	(50,237)	(50,237)

TOTAL	(62,600)	(62,600)

16.	Intangible assets

	09.30.22	12.31.21

Licenses - Software	7,428,985	6,056,744

TOTAL	7,428,985	6,056,744

17.	Other non-financial assets

Breakdown is as follows:

	09.30.22	12.31.21

Investment properties	16,526,165	4,649,987
Prepayments	3,588,130	5,362,410
Tax advances	1,855,604	1,456,706
Advances to suppliers of goods	826,799	840,867
Other miscellaneous assets	248,029	305,514
Assets acquired as security for loans	16,511	17,672
Advances to personnel	6,143	1,210,292
Other	113,026	204,342

TOTAL	23,180,407	14,047,790

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

18.	Non-current assets held for sale

It includes pieces of real estate assets in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	09.30.22	12.31.21

Property and equipment held for sale	202,178	501,721

TOTAL	202,178	501,721

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of one piece of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The loss impairment for non-current assets held for sale is reported below:

Item	Impairment
	09.30.22	12.31.21

Real property held for sale - Fisherton	(64,642)	(64,642)

TOTAL	(64,642)	(64,642)

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	09.30.22	12.31.21

Non-financial government sector	9,272,549	22,045,385
Financial sector	815,594	628,410
Non-financial private sector and residents abroad	1,049,973,770	1,151,770,283
Savings accounts	364,388,056	473,704,511
Time deposits	323,823,995	284,814,351
Checking accounts	222,461,589	283,035,043
Investment accounts	130,709,226	99,429,317
Other	8,590,904	10,787,061

TOTAL	1,060,061,913	1,174,444,078

20.	Liabilities at fair value through profit or loss

No transactions were accounted for the period/year ended September 30, 2022 and December 31, 2021.

21.	Other financial liabilities

	09.30.22	12.31.21

Obligaciones por financiación de compras	60,387,285	75,895,103
Funds collected under AFIP's instructions	21,132,939	1,858,767
Collections and other transactions on behalf of third parties	9,279,908	8,669,192
Payment orders pending credit	4,556,594	3,764,207
Liabilities for leases (Note 25)	3,726,137	4,841,656
Receivables from spot purchases pending settlement	2,657,011	2,372,403
Credit balance for spot sales pending settlement	315,447	10,243
Commissions accrued payable	33,950	58,456
Other	3,322,330	3,247,594

TOTAL	105,411,601	100,717,621

22.	Financing received from the BCRA and other financial institutions

	09.30.22	12.31.21

Local financial institutions	1,435,368	2,633,107
BCRA	58,561	75,616
Foreign financial institutions	121,970	-

TOTAL	1,615,899	2,708,723

23.	Corporate bonds issued

No transactions were accounted for in the period/year ended September 30, 2022 and December 31, 2021.

24.	Other non-financial liabilities
	09.30.22	12.31.21

Miscellaneous creditors	28,491,289	21,691,840
Cash dividends payable (1)	18,126,093	46,500,580
Short-term personnel benefits	14,885,935	14,501,580
Advances collected	13,785,694	13,549,422
Other collections and withholdings	12,859,899	14,215,526
Other taxes payable	5,759,708	3,907,857
Social security payment orders pending settlement	1,244,374	133,933
Long-term personnel benefits	602,702	920,353
For contract liabilities	420,423	611,733
Other	36,021	101,834

TOTAL	96,212,138	116,134,658

(1)	See Note 43 to the consolidated financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of September 30, 2022 and December 31, 2021:

Rights of use under leases

	Initial			Depreciation			Residual
	value as of			Accumulated		For the	value as of
Account	01.01.22	Increases	Decreases	as of 01.01.22	Decreases	period (1)	09.30.22

Leased real property	10,897,625	991,737	289,114	5,196,981	154,533	1,224,374	5,333,426

(1) See note 37

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.22	12.31.21

Up to one year	212,141	12,776	224,917	366,994

From 1 to 5 years	2,698,348	335,889	3,034,237	3,371,705

More than 5 years	457,659	9,324	466,983	1,102,957

			3,726,137	4,841,656

Interest and exchange rate difference recognized in profit or loss

	09.30.22	09.30.21

Other operating expenses
Interest on liabilities from finance lease (Note 38)	(410,729)	(591,236)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(2,947,979)	(2,492,289)

26.	Share Capital

Share capital information is disclosed in Note 26 to the Condensed consolidated interim financial statements.

27.	Interest income

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Interest on government securities	59,967,429	145,631,207	23,045,102	66,752,998
Stabilization Coefficient (CER) clause adjustment	19,858,266	48,276,705	7,344,469	22,360,199
Interest on credit card loans	13,280,715	36,410,035	10,615,585	31,631,879
Interest on instruments	8,578,305	21,718,596	5,780,018	17,634,554
Interest on consumer loans	6,872,721	19,711,325	6,248,465	17,928,611
Acquisition Value Unit (UVA) clause adjustment	7,414,940	19,314,298	4,678,504	17,658,381
Premiums on reverse repurchase agreements	5,832,455	17,868,716	23,048,551	44,518,110
Interest on other loans	6,440,722	16,824,509	4,116,929	13,293,138
Interest on overdrafts	7,392,209	15,858,078	3,393,264	10,463,488
Interest on loans to the financial sector	1,569,586	4,762,394	1,639,736	4,395,979
Interest on mortgage loans	865,626	2,006,935	745,603	2,195,853
Interest on pledge loans	671,890	1,622,770	678,081	2,005,913
Interest on finance leases	351,826	890,372	362,487	1,015,079
Interest on loans for the prefinancing and financing of exports	150,102	498,194	393,605	1,316,400
Interest on private securities	137,289	424,278	55,477	160,763
Other	108,627	341,780	40	3,344

TOTAL	139,492,708	352,160,192	92,145,916	253,334,689

28.	Interest expenses

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Time deposits	47,739,657	116,841,048	29,625,590	84,182,140
Checking accounts deposits	9,146,872	25,575,093	8,225,512	18,027,922
Acquisition Value Unit (UVA) clause adjustments	7,784,728	15,889,606	2,341,246	5,999,813
Savings accounts deposits	369,921	946,004	203,431	655,493
Interfinancial loans received	145,238	300,659	41,880	158,116
Other liabilities from financial transactions	45,462	144,583	152,151	554,578
Premiums on reverse repurchase transactions	17,090	19,295	4,275	4,309
Other	1,518	2,906	102	6,975

TOTAL	65,250,486	159,719,194	40,594,187	109,589,346

29.	Commission income

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

From credit cards	6,289,187	21,683,049	8,553,897	25,125,155
Linked to liabilities	7,156,237	21,618,433	7,219,780	20,794,495
From foreign trade and foreign currency transactions	805,219	2,309,821	870,799	2,619,432
From insurance	726,516	2,274,659	799,067	2,494,064
Linked to securities	193,096	563,584	277,959	702,542
Linked to loans	181,796	542,259	245,525	673,330
From guarantees granted	709	2,162	6,018	14,485

TOTAL	15,352,760	48,993,967	17,973,045	52,423,503

30.	Commission expenses

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

For credit and debit cards	5,161,763	15,557,184	5,882,487	20,530,937
For payment of salaries	594,022	1,504,393	552,511	1,371,751
For data processing	349,401	1,011,318	160,335	177,633
For new channels	294,486	743,452	236,322	721,445
For foreign trade transactions	258,465	584,751	259,586	589,603
For advertising campaigns	133,512	176,143	-	-
For digital sales services	30,209	44,165	(432,413)	98,755
For promotions	-	-	-	87,040
Linked to transactions with securities	3,333	10,081	3,239	16,246
Other commission expenses	500,601	1,599,149	874,780	1,629,514

TOTAL	7,325,792	21,230,636	7,536,847	25,222,924

31.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Income from government securities	2,556,544	4,921,459	1,168,843	3,725,997
Income from sale or write-off of financial assets (1)	-	3,741,628	-	-
Income from foreign currency forward transactions	690,144	1,644,015	543,748	4,560,704
Income from interest rate swaps	100,671	99,571	9,910	74,028
Income from corporate bonds	361	16,584	589	7,182
Loss from loans	(10)	(10)	-	-
Income/(loss) from private securities	131,836	(27,181)	(333,129)	(1,495,424)
Other	(9,717)	(14,237)	-	-

TOTAL	3,469,829	10,381,829	1,389,961	6,872,487

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated.

32.	Net income / (loss) from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Income/(Loss) from sale of government securities	39,919	683,335	(67,204)	(173,128)
Income/(loss) from sale of private securities	61,882	61,358	(890)	(890)

TOTAL	101,801	744,693	(68,094)	(174,018)

33.	Foreign exchange and gold gains (losses)

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Income from purchase-sale of foreign currency	2,959,890	8,644,393	2,778,742	8,060,237
Conversion of foreign currency assets and liabilities into pesos	(731,187)	(2,059,849)	(637,300)	(1,567,850)

TOTAL	2,228,703	6,584,544	2,141,442	6,492,387

34.	Other operating income

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Adjustments and interest on miscellaneous receivables	1,548,846	4,138,777	839,043	3,190,150
Rental of safe deposit boxes	562,852	1,925,663	692,774	2,012,943
Loans recovered	577,328	1,753,151	449,432	1,732,854
Income from asset sale in equity instruments (1)	-	1,292,048	-	-
Debit and credit card commissions	386,420	1,097,480	240,376	718,205
Fees expenses recovered	164,402	526,078	168,916	502,381
Income from sale of non-current assets held for sale	388,805	388,805	-	-
Rent	122,570	363,231	-	-
Punitive interest	97,943	255,671	91,372	278,465
Allowances reversed	107,619	182,334	4,614	285,470
Commission from syndicated transactions	40,302	181,085	42,877	101,227
Income from initial recognition of government securities	-	-	-	25,401
Other operating income	497,283	1,227,355	419,619	1,305,627

TOTAL	4,494,370	13,331,678	2,949,023	10,152,723

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

35.	Personnel benefits

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Salaries	7,512,150	23,572,960	7,383,411	23,105,781
Other short-term personnel benefits	3,080,231	8,731,377	2,894,928	6,675,884
Social security withholdings and collections	2,415,789	7,199,817	2,424,911	6,834,380
Personnel compensation and bonuses	297,164	1,134,956	290,176	792,175
Personnel services	318,408	767,618	268,166	705,954
Termination personnel benefits (Exhibit J)	-	94,704	-	82,177
Other long-term personnel benefits	-	59,179	-	236,387

TOTAL	13,623,742	41,560,611	13,261,592	38,432,738

36.	Administrative expenses

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Taxes	3,015,182	8,847,348	2,855,489	8,178,191
Rent	2,120,612	7,016,274	2,676,873	5,649,459
Armored transportation services	1,459,534	4,824,790	1,797,487	5,139,291
Maintenance and repair costs	1,395,717	4,151,674	1,493,817	4,261,282
IT	1,611,928	3,707,747	1,257,887	1,670,985
Contracted administrative services	1,528,411	3,503,174	1,746,131	3,429,353
Advertising	687,830	2,136,645	1,072,292	1,932,591
Electricity and communications	506,157	1,578,368	610,382	1,801,790
Documents distribution	422,572	1,481,272	398,963	1,152,945
Security services	372,506	1,163,536	438,622	1,263,893
Other fees	334,541	1,163,104	569,417	1,445,283
Trade reports	279,803	785,491	218,724	860,788
Insurance	134,774	419,439	176,641	478,365
Representation and travel expenses	87,704	230,112	63,616	222,574
Stationery and supplies	20,409	56,288	17,921	69,978
Fees to Bank Directors and Supervisory Committee	8,237	52,684	12,599	55,431
Other administrative expenses	503,650	1,483,107	459,718	1,352,708

TOTAL	14,489,567	42,601,053	15,866,579	38,964,907

37.	Depreciation and amortization

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Depreciation of property and equipment	1,467,150	4,698,505	1,766,749	5,303,926
Amortization of rights of use of leased real property	342,625	1,224,374	282,749	1,252,809
Amortization of intangible assets	131,778	330,383	80,619	242,205
Depreciation of other assets	97,372	187,913	37,721	82,462

TOTAL	2,038,925	6,441,175	2,167,838	6,881,402

38.	Other operating expenses

	Quarter ended on 09.30.22	Accumulated from the beginning of the period to 09.30.22	Quarter ended on 09.30.21	Accumulated from the beginning of the period to 09.30.21

Turnover tax	8,702,949	23,154,477	6,751,693	19,816,649
Initial recognition of loans	957,341	2,740,845	694,166	2,199,684
Other allowances (Exhibit J)	1,014,137	2,487,697	387,164	1,939,227
Reorganization expenses (Exhibit J)	270,094	1,894,009	314,107	1,458,287
Contribution to the Deposit Guarantee Fund	429,849	1,323,705	481,723	1,389,997
Claims	354,996	1,019,242	86,185	207,657
Interest on liabilities from leases (Note 25)	126,316	410,729	188,763	591,236
Other operating expenses	698,619	2,055,272	1,345,945	2,973,509

TOTAL	12,554,301	35,085,976	10,249,746	30,576,246

39.	Related parties

See Note 41 to the Condensed Consolidated Interim Financial Statements.

40.	Restrictions to the distribution of earnings

See Note 43 to the condensed consolidated interim financial statements as regards restrictions to the distribution of earnings.

41.	Restricted assets

As of September 30, 2022 and December 31, 2021, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	09.30.22	12.31.21

Argentine Treasury Bond adjusted by CER. Maturity 2023	31,395	39,198
Argentine Treasury Bond adjusted by CER. Maturity 2024	34,941	184,342

Total	66,336	223,540

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 46,471,707 and 33,680,289 as of September 30, 2022 and December 31, 2021, respectively (see Note 11 to these separate condensed interim financial statements).
42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	09.30.2022	12.31.21

Balances at the BCRA

BCRA - current account - not restricted	95,350,084	235,591,548

BCRA – special guarantee accounts – restricted (Note 10)	13,677,145	12,119,512

BCRA – special guarantee accounts – restricted (Note 11)	13,677,145	12,119,512

BCRA – social security special accounts – restricted	940,334	-

	109,967,563	247,711,060

Argentine Treasury Bond in pesos. Maturity 05-23-2027	35,783,461	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	-	37,475,291

Liquidity Bills - BCRA	372,543,388	178,850,079

TOTAL	518,294,412	464,036,430

42.2 Minimum capital requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	09.30.2022	09.30.2021

Credit risk	55,707,136	63,174,187
Operational risk	21,986,225	20,478,181
Market risk	816,503	255,909

Paid-in	247,814,663	238,404,925
Surplus	169,304,799	154,496,648

43.	Accounting principles – Explanation added for translations into English

These condensed separate interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	09.30.22	12.31.21

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bond adjusted by 1.55% CER in pesos. Maturity 07-26-2024	5405	1,987,426	2	1,987,426	-	1,987,426	-	1,987,426
Argentine Treasury Bond adjusted by 2% CER (Boncer) Tx26 in pesos. Maturity 11-9-2026	5925	946,208	2	946,208	-	946,208	-	946,208
Argentine Treasury Bond adjusted by 1.50% CER. Maturity 03-25-2024	5493	550,989	1	550,989	-	550,989	-	550,989
Treasury Bill adjusted by CER. Maturity 02-17-2023	9111	437,729	1	437,729	-	437,729	-	437,729
Treasury Bill adjusted by CER. Maturity 04-21-2023	9118	423,000	2	423,000	-	423,000	-	423,000
Treasury Bill adjusted by CER. Maturity 01-20-2023	9105	398,155	1	398,155	-	398,155	-	398,155
Treasury Bill adjusted by CER. Maturity 06-16-2023	9152	191,700	2	191,700	-	191,700	-	191,700
Discount Treasury Bill in pesos. Maturity 11-30-2022	9117	46,322	2	46,322	-	46,322	-	46,322
Treasury Bill adjusted by CER. Maturity 12-16-2022	9112	14,094	1	14,094	-	14,094	-	14,094
Discount Treasury Bill in pesos. Maturity 01-03-2022	5938	-	1	-	1,317,768	-	-	-
Discount Treasury Bill in pesos. Maturity 01-31-2022	5917	-	1	-	1,000,859	-	-	-

Subtotal Government Securities - In pesos		4,995,623		4,995,623	2,318,627	4,995,623	-	4,995,623

Government Securities - In foreign currency

Argentine Treasury Bond in dual currency. Maturity 02-28-2024	9156	727,324	2	727,324	-	727,324	-	727,324
Argentine Bond in USD STEP UP GD35. Maturity 07-09-2035	81088/94728	346,423	1	346,423	-	346,423	-	346,423

Subtotal Government Securities - In foreign currency		1,073,747		1,073,747	-	1,073,747	-	1,073,747

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 10-18-2022	13894	14,478,765	2	14,478,765	-	14,478,765	-	14,478,765

Subtotal BCRA Bills - In pesos		14,478,765		14,478,765	-	14,478,765	-	14,478,765

Private Securities - In pesos

Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	-	2	-	1,295	-	-	-

Subtotal Private Securities - In Pesos		-		-	1,295	-	-	-

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		20,548,135		20,548,135	2,319,922	20,548,135	-	20,548,135

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	09.30.22	12.31.21

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos

Argentine Treasury Bonds adjusted by 1.55% CER in pesos. Maturity 07-26-2024	5405	18,528,086	2	18,528,086	-	18,528,086	-	18,528,086
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	5493	18,247,969	1	18,247,969	21,146,590	18,247,969	-	18,247,969
Treasury Bonds adjusted by 1.45% CER in pesos. Maturity 08-13-2023	5497	18,133,114	2	18,133,114	2,212,724	18,133,114	-	18,133,114
Treasury Bills adjusted by CER. Maturity 05-19-2023	9127	13,521,745	1	13,521,745	-	13,521,745	8,799	13,530,544
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	5492/81012	10,012,726	1	10,012,726	16,138,537	10,012,726	-	10,012,726
Treasury Bills adjusted by CER. Maturity 02-17-2023	9111	7,456,444	1	7,456,444	-	7,456,444	23,259	7,479,703
Treasury Bills adjusted by CER. Maturity 06-16-2023	9152	2,859,525	2	2,859,525	-	2,859,525	18,354	2,877,879
Argentine Bond adjusted by 2% CER in pesos Tx26 (Boncer). Maturity 11-9-2026	5925	2,295,775	2	2,295,775	-	2,295,775	-	2,295,775
Treasury Bonds adjusted by 1.30% CER in pesos. Maturity 09-20-2022	5495	-	1	-	17,951,107	-	-	-
Treasury Bills adjusted by CER. Maturity 02-22-2022	5500	-	1	-	10,465,819	-	-	-
Treasury Bonds adjusted by 1.20% CER in pesos. Maturity 03-18-2022	5491/81034	-	1	-	7,017,698	-	-	-
Treasury Bills adjusted by CER. Maturity 05-23-2022	5936	-	1	-	4,234,874	-	-	-
Treasury Bills adjusted by CER. Maturity 04-18-2022	5934	-	1	-	2,270,623	-	-	-
Treasury Bills adjusted by CER. Maturity 06-30-2022	5940	-	1	-	2,005,338	-	-	-
Treasury Bills adjusted by CER. Maturity 10-21-2022	5969	-	1	-	1,644,128	-	-	-
Treasury Bills adjusted by CER. Maturity 08-16-2022	5949	-	1	-	861,921	-	-	-

Subtotal Government Securities - In pesos		91,055,384		91,055,384	85,949,359	91,055,384	50,412	91,105,796

Government Securities - In foreign currency

Argentine Treasury Bond in dual currency. Maturity 07-31-2023	9146	3,262,675	2	3,262,675	-	3,262,675	22,029	3,284,704
Dollar-linked Argentine Treasury Bonds. Maturity 11-30-2022	5937	1,163,250	1	1,163,250	1,795,255	1,163,250	-	1,163,250
Dollar-linked Argentine Treasury Bonds. Maturity 04-28-2023	5928	159,850	1	159,850	892,417	159,850	-	159,850

Subtotal Government Securities - In foreign currency		4,585,775		4,585,775	2,687,672	4,585,775	22,029	4,607,804

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 10-20-2022	13895	67,258,143	2	67,258,143	-	67,258,143	-	67,258,143
BCRA Liquidity Bills in pesos. Maturity 10-25-2022	13896	66,589,626	2	66,589,626	-	66,589,626	-	66,589,626
BCRA Liquidity Bills in pesos. Maturity 10-27-2022	13897	56,849,213	2	56,849,213	-	56,849,213	-	56,849,213
BCRA Liquidity Bills in pesos. Maturity 10-4-2022	13883	49,602,021	2	49,602,021	-	49,602,021	-	49,602,021
BCRA Liquidity Bills in pesos. Maturity 10-6-2022	13891	49,404,221	2	49,404,221	-	49,404,221	-	49,404,221
BCRA Liquidity Bills in pesos. Maturity 10-11-2022	13892	39,130,532	2	39,130,532	-	39,130,532	-	39,130,532
BCRA Liquidity Bills in pesos. Maturity 10-13-2022	13893	29,230,867	2	29,230,867	-	29,230,867	-	29,230,867
BCRA Liquidity Bills in pesos. Maturity 01-25-2022	13778	-	2	-	40,423,618	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-18-2022	13776	-	2	-	32,573,353	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-11-2022	13774	-	2	-	19,684,911	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-13-2022	13775	-	2	-	19,153,437	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-27-2022	13779	-	2	-	17,750,642	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-4-2022	13772	-	2	-	16,522,355	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-6-2022	13773	-	2	-	16,488,479	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-20-2022	13777	-	2	-	16,253,284	-	-	-

Subtotal BCRA Bills - In pesos		358,064,623		358,064,623	178,850,079	358,064,623	-	358,064,623

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 09-29-2023	11808	736,575	2	736,575	-	736,575	-	736,575
Local BCRA Bills in USD. Maturity 09-23-2023	11804	147,315	2	147,315	-	147,315	-	147,315

Subtotal BCRA Bills - In foreign currency		883,890		883,890	--,--	883,890	-	883,890

BCRA Notes - In pesos

BCRA Notes (Nobacs) in pesos, variable rate. Maturity 10-26-2022	21119	12,738,330	2	12,738,330	-	12,738,330	-	12,738,330
BCRA Notes (Nobacs) in pesos, variable rate. Maturity 11-09-2022	21121	12,320,000	2	12,320,000	-	12,320,000	-	12,320,000

Subtotal BCRA Notes - In pesos		25,058,330		25,058,330	-	25,058,330	-	25,058,330

Private Securities - In pesos

Corporate Bond Arcor Class 17 adjusted by UVA. Maturity 10-20-2025	55692	522,227	3	522,227	496,167	522,227	-	522,227
Corporate Bond New San Class 10 in pesos. Maturity 12-20-2022	55856	193,496	3	193,496	320,692	193,496	-	193,496
Corporate Bond Refi Pampa Class 2 adjusted by UVA.Maturity 05-06-2025	56123	28,751	3	28,751	-	28,751	-	28,751
Corporate Bond Petroquimica Rivadavia Class G at variable rate.Maturity 05-31-2022	55388	-	3	-	129,017	-	-	-
Corporate Bond Ledesma Class 10. Maturity 05-27-2022	55500	-	3	-	431,051	-	-	-

Subtotal Private Securities - In pesos		744,474		744,474	1,376,927	744,474	-	744,474

Private Securities - In foreign currency

Corporate Bond Vista Energy Class 13 in USD. Maturity 08-08-2024	56207	2,087,905	3	2,087,905	-	2,087,905	-	2,087,905
Corporate Bond Luz De Tres Picos Class 4 in USD. Maturity 09-29-2026	56467	460,525	2	460,525	-	460,525	-	460,525
Corporate Bond Pcr Class H in USD	55849	188,868	3	188,868	262,852	188,868	-	188,868
Dollar-linked Corporate Bond Molinos Agro. Maturity 05-18-2023	55364	78,865	3	78,865	265,755	78,865	-	78,865
Corporate Bond Vista Oil Y Gas. Maturity 08-27-2025	55584	-	3	-	180,937	-	-	-
Corporate Bond Luz De Tres Picos in USD. Maturity 10-28-2024	55710	-	2	-	171,326	-	-	-

Subtotal Private Securities - In foreign currency		2,816,163		2,816,163	880,870	2,816,163	-	2,816,163

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		483,208,639		483,208,639	269,744,907	483,208,639	72,441	483,281,080

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	09.30.22	12.31.21

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST
Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 05-23-2027	9132	35,783,461	2	35,783,461	-	35,783,461	-	35,783,461
Argentine Treasury Bond in pesos, 22% fixed rate. Maturity May 2022	5496	-		-	37,475,291	-	-	-

Subtotal Government Securities - In pesos		35,783,461		35,783,461	37,475,291	35,783,461	-	35,783,461

TOTAL DEBT SECURITIES AT AMORTIZED COST		35,783,461		35,783,461	37,475,291	35,783,461	-	35,783,461

TOTAL OTHER DEBT SECURITIES		518,992,100		518,992,100	307,220,198	518,992,100	72,441	519,064,541

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA - Bolsas y Mercados Argentina Share		440,416	1	440,416	431,791	440,416	-	440,416
Banco de Valores de Bs. As. Share		288,496	1	288,496	206,449	288,496	-	288,496
Prisma Medios de Pago S.A. (1)		-	3	-	2,984,306	-	-	-

Subtotal Private Securities - In pesos		728,912		728,912	3,622,546	728,912	-	728,912

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS		728,912		728,912	3,622,546	728,912	-	728,912

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Other		239	2	239	397	239	-	239

Subtotal Private Securities - In pesos		239		239	397	239	-	239

Foreign:
Private Securities - In foreign currency

Other		40,756	2	40,756	59,527	40,756	-	40,756

Subtotal Private Securities - In foreign currency		40,756		40,756	59,527	40,756	-	40,756

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OCI		40,995		40,995	59,924	40,995	-	40,995

TOTAL EQUITY INSTRUMENTS		769,907		769,907	3,682,470	769,907	-	769,907

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

	09.30.22	12.31.21

COMMERCIAL PORTFOLIO

Normal performance	198,371,908	182,972,606
Preferred collaterals and counter-guarantees "A"	8,542,545	8,883,233
Preferred collaterals and counter-guarantees "B"	2,890,746	1,028,422
No preferred collaterals and counter-guarantees	186,938,617	173,060,951

With special follow-up	247,846	-
Under observation	247,846	-
No preferred collaterals and counter-guarantees	247,846	-

Troubled	692,607	875,674
No preferred collaterals and counter-guarantees	692,607	875,674

With high risk of insolvency	118,403	248,742
No preferred collaterals and counter-guarantees	118,403	248,742

Uncollectible	29,370	2,879,562
Preferred collaterals and counter-guarantees "B"	-	266,030
No preferred collaterals and counter-guarantees	29,370	2,613,532

TOTAL	199,460,134	186,976,584

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

	09.30.22	12.31.21

CONSUMER AND HOUSING PORTFOLIO

Normal performance	371,928,675	432,684,990
Preferred collaterals and counter-guarantees "A"	47,146	182,279
Preferred collaterals and counter-guarantees "B"	34,756,553	43,793,947
No preferred collaterals and counter-guarantees	337,124,976	388,708,764

Low risk	3,822,118	4,050,331
Preferred collaterals and counter-guarantees "A"	-	3
Preferred collaterals and counter-guarantees "B"	345,553	270,756
No preferred collaterals and counter-guarantees	3,476,565	3,779,572

Low risk - with special follow-up	219,075	280,093
Preferred collaterals and counter-guarantees "B"	4,440	-
No preferred collaterals and counter-guarantees	214,635	280,093

Medium risk	2,742,841	3,351,010
Preferred collaterals and counter-guarantees "B"	102,374	145,705
No preferred collaterals and counter-guarantees	2,640,467	3,205,305

High risk	2,208,872	3,988,909
Preferred collaterals and counter-guarantees "A"	-	66
Preferred collaterals and counter-guarantees "B"	82,363	142,913
No preferred collaterals and counter-guarantees	2,126,509	3,845,930

Uncollectible	368,918	554,308
Preferred collaterals and counter-guarantees "A"	3,683	4,266
Preferred collaterals and counter-guarantees "B"	77,051	85,360
No preferred collaterals and counter-guarantees	288,184	464,682

TOTAL	381,290,499	444,909,641

TOTAL GENERAL	580,750,633	631,886,225

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

	09.30.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	49,146,555	8.46%	54,577,541	8.64%
50 following largest customers	60,027,456	10.34%	66,977,323	10.60%
100 following largest customers	37,852,592	6.52%	36,863,767	5.83%
All other customers	433,724,030	74.68%	473,467,594	74.93%

TOTAL	580,750,633	100.00%	631,886,225	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF SEPTEMBER 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements) (1)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	2,428	-	-	-	-	-	2,428
BCRA	-	3,037	-	-	-	-	-	3,037
Financial sector	-	3,115,999	6,036,993	995,643	2,818,514	2,807,072	3,335,467	19,109,688
Non-financial private sector and
residents abroad	4,771,068	285,471,027	64,564,907	58,914,598	56,892,267	54,506,541	110,282,937	635,403,345

	4,771,068	288,592,491	70,601,900	59,910,241	59,710,781	57,313,613	113,618,404	654,518,498

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements) (1)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	1,229	-	-	-	-	-	1,229
Financial sector	-	5,168,911	6,069,862	2,841,262	5,390,824	2,664,440	4,176,470	26,311,769
Non-financial private sector and
residents abroad	10,075,972	298,416,600	73,102,989	66,622,568	66,214,199	54,529,915	98,855,734	667,817,977

TOTAL	10,075,972	303,586,740	79,172,851	69,463,830	71,605,023	57,194,355	103,032,204	694,130,975

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

				EXHIBIT H

DEPOSITS CONCENTRATION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

	09.30.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	94,943,402	8.96%	126,059,479	10.73%

50 following largest customers	139,578,976	13.17%	129,250,953	11.01%

100 following largest customers	52,471,572	4.95%	57,031,045	4.86%

All other customers	773,067,963	72.92%	862,102,601	73.40%

TOTAL	1,060,061,913	100.00%	1,174,444,078	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF SEPTEMBER 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	898,132,595	58,914,084	129,507,917	906,413	79,237	-	1,087,540,246
Non-financial government sector	9,260,933	57,299	310	-	-	-	9,318,542
Financial sector	815,594	-	-	-	-	-	815,594
Non-financial private sector and residents abroad	888,056,068	58,856,785	129,507,607	906,413	79,237	-	1,077,406,110
Derivative instruments	554,232	-	-	-	-	-	554,232
Other financial liabilities	105,427,289	248,709	335,166	545,452	861,430	4,009,099	111,427,145
Financing received from the BCRA and other financial institutions	1,491,995	39,496	84,408	-	-	-	1,615,899

TOTAL	1,005,606,111	59,202,289	129,927,491	1,451,865	940,667	4,009,099	1,201,137,522

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	1,049,428,725	57,842,741	90,043,124	753,293	41,123	749	1,198,109,755
Non-financial government sector	22,083,790	92,063	-	-	-	-	22,175,853
Financial sector	628,410	-	-	-	-	-	628,410
Non-financial private sector and residents abroad	1,026,716,525	57,750,678	90,043,124	753,293	41,123	749	1,175,305,492
Derivative instruments	521,828	-	-	-	-	-	521,828
Other financial liabilities	100,533,080	397,349	536,625	967,099	1,424,113	5,736,423	109,594,689
Financing received from the BCRA and other financial institutions	2,710,001	-	-	-	-	-	2,710,001

TOTAL	1,153,193,634	58,240,090	90,579,749	1,720,392	1,465,236	5,737,172	1,310,936,273

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

							EXHIBIT J

PROVISIONS
AS OF SEPTEMBER 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

				Decreases
Accounts	Balances					Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals	Uses		as of 09.30.22
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	1,417,691	532,836	(1)(4)	-	-	(623,207)	1,327,320

- For administrative, disciplinary and criminal penalties	8,304	-		-	-	(3,304)	5,000

- Provisions for reorganization	2,231,086	1,894,009	(3)	182,334	2,069,052	(797,931)	1,075,778

- Provisions for termination plans	437,129	94,704		-	-	(190,978)	340,855

- Other	5,082,009	1,956,785	(2)	-	469,573	(2,344,443)	4,224,778

TOTAL PROVISIONS	9,176,219	4,478,334		182,334	2,538,625	(3,959,863)	6,973,731

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	See Note 23 to the Consolidated Financial Statements
(4)	It includes an increase of 1,924 for exchange differences in foreign currency for contingent commitments.

								EXHIBIT J

PROVISIONS
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

				Decreases
Accounts	Balances						Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals		Uses		as of 12.31.21
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	3,420,682	1,178,630	(1)(5)	1,998,982	(1)	-	(1,182,639)	1,417,691

- For administrative, disciplinary and criminal penalties	12,534	-		-		-	(4,230)	8,304

- Provisions for reorganization	5,086,582	3,760,912	(4)	491,491		4,816,002	(1,308,915)	2,231,086

- Provisions for termination plans	355,822	215,341	(2)	-		-	(134,034)	437,129

- Other	19,741,688	2,342,737	(3)	11,155,039	(6)	1,019,708	(4,827,669)	5,082,009

TOTAL PROVISIONS	28,617,308	7,497,620		13,645,512		5,835,710	(7,457,487)	9,176,219

(1)	Set up in compliance with the provisions of Comunication "A" 6868 and supplementary regulations of the BCRA.
(2)	Set up to cover private healthcare services.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	See Note 23 to the Consolidated Financial Statements
(5)	It includes an increase of 24,101 for exchange differences in foreign currency for contingent commitments.
(6)	It includes 11,155,039 as tax provision reversals (see Note11.c) to the consolidated financial statements) recorded under Income Tax.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

ACCOUNTS	TOTAL	AS OF 09.30.22 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	09.30.22	Dollar	Euro	Real	Other	12.31.21

Cash and deposits in banks	181,505,286	176,110,762	5,124,586	37,668	232,270	248,794,868
Debt securities at fair value through profit or loss	1,073,747	1,073,747	-	-	-	-
Other financial assets	6,938,606	6,935,129	3,477	-	-	4,788,568
Loans and other financing	32,530,200	32,481,589	48,611	-	-	31,610,298
Non-financial government sector	1,348	1,348	-	-	-	22
Other financial institutions	873	873	-	-	-	279,570
Non-financial private sector and residents abroad	32,527,979	32,479,368	48,611	-	-	31,330,706
Other debt securities	8,285,828	8,285,828	-	-	-	3,568,543
Financial assets pledged as collateral	9,333,513	9,333,513	-	-	-	9,340,669
Investments in Equity Instruments	40,756	40,756	-	-	-	59,527

TOTAL ASSETS	239,707,936	234,261,324	5,176,674	37,668	232,270	298,162,473

	TOTAL	AS OF 09.30.22 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	09.30.22	Dollar	Euro	Real	Other	12.31.21

Deposits	210,763,221	207,186,466	3,576,755	-	-	276,142,684
Non-financial government sector	5,155,239	5,133,547	21,692	-	-	5,334,769
Financial sector	57,786	56,669	1,117	-	-	57,981
Non-financial private sector and residents abroad	205,550,196	201,996,250	3,553,946	-	-	270,749,934
Other financial liabilities	17,502,658	16,770,809	689,635	-	42,214	17,063,316
Financing received from the BCRA and other financial institutions	651,882	636,459	15,423	-	-	844,901
Other non-financial liabilities	7,954,719	4,346,329	3,608,390	-	-	6,850,640

TOTAL LIABILITIES	236,872,480	228,940,063	7,890,203	-	42,214	300,901,541

EXHIBIT O

DERIVATIVES
AS OF SEPTEMBER 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

Type of Contract	Purpose of the Transactions	Underlying Assets	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	12	11	33	1,500,000

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	1	1	3	106,737,297

FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	251,295,267

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents abroad	1	-	27	347,169

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial Sector	2	2	68	266,948,472

OPTIONS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents abroad	7	6	223	10,326,458

DERIVATIVES
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

Type of Contract	Purpose of the Transactions	Underlying Assets	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	11	2	19	298,932

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	1	1	7	255,138,929

FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	4	2	1	220,417,197

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial Sector	3	2	94	208,737,724

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF SEPTEMBER 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary	Balances
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 09.30.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	428,774	106,441	-	55,643	(205,063)	385,795

Loans and other financing	22,341,634	2,111,073	836,778	(1,473,683)	(8,511,606)	15,304,196
Other financial institutions	547,034	205,530	155,057	(3,265)	(312,611)	591,745
Non-financial private sector and residents abroad	21,794,600	1,905,543	681,721	(1,470,418)	(8,198,995)	14,712,451
Overdrafts	534,275	616,466	173,476	141,380	(417,529)	1,048,068
Instruments	998,085	25,819	(36,371)	(29,619)	(384,059)	573,855
Mortgage loans	1,220,858	35,664	292,264	266,727	(558,256)	1,257,257
Pledge loans	164,514	26,552	1,475	23,395	(74,073)	141,863
Consumer loans	4,264,424	348,765	1,207	414,403	(1,713,599)	3,315,200
Credit cards	8,078,426	395,761	779,244	603,059	(3,352,386)	6,504,104
Finance leases	156,056	18,218	6,648	14,826	(59,618)	136,130
Other	6,377,962	438,298	(536,222)	(2,904,589)	(1,639,475)	1,735,974

Other debt securities	25,094	9,410	-	-	(13,064)	21,440

Contingent commitments	1,417,691	365,287	144,992	22,557	(623,207)	1,327,320

TOTAL ALLOWANCES	24,213,193	2,592,211	981,770	(1,395,483)	(9,352,940)	17,038,751

REPORTING SUMMARY FOR

THE PERIOD ENDED

SEPTEMBER 30, 2022

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the condensed consolidated interim financial statements)

These condensed consolidated interim financial statements were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 of the BCRA, as supplemented). Save for the regulations set forth by the BCRA explained in the following paragraph, such framework is based on the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, as per its Spanish acronym). The aforementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by Interpretations Committee of International Financial Reporting Standards (IFRIC) or the former Standards Interpretations Committee (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated condensed interim financial statements:

a) Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on and after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55)except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the above mentioned paragraph 5.5. “Impairment” been applied in full, according to the global estimate made by the Entity, as of September 30, 2022 and December 31, 2021, its shareholders’ equity would have been reduced by 3,326,907 and 3,174,796, respectively.

b) As of December 31, 2021, the Entity valued its remaining interest in Prisma Medios de Pago SA (“Prisma”) following the guidelines set forth by applicable rules and considering a valuation report as of December 31, 2020 issued by independent experts subject to the provisions of Memoranda No. 7/2019 and No. 8/2021 dated April 29, 2019 and May 22, 2021, respectively, received from the BCRA, which set forth specific provisions as regards the measurement of such interest. Considering those provisions, the Entity has made adjustments to the fair value previously determined (see Note 12.1).

Additionally, the Bank recognized an adjustment to previous years’ results, at the request of the BCRA. By means of Memorandum No. 8/2021 dated May 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized on its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 3,588,856 (decrease) and “Unappropriated retained earnings” by 2,512,198 (net decrease in deferred income tax) in the comparative Consolidated Statement of Financial Position as of December 31, 2021 and in the comparative Consolidated Statement of Changes in Shareholders’ Equity as of June 30, 2021.

Information not covered by the Auditors Report on the review of the condensed consolidated interim financial statements.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

In March 2022, the shares corresponding to the aforementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) of previous years and for the period ended September 30, 2022 shall have been changed. However, this situation does not generate differences as regards the shareholders’ equity value as of September 30, 2022.

c) On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 15, such provision was fully reversed as from June 30, 2021.

d) As of September 30, 2022, the Entity classified and measured its holdings of National State Bonds in dual currency at fair value through OCI, a business model accepted by the BCRA for this type of instruments. Under IFRS No. 9, the contractual cash flows of such instruments do not meet the requirement whereby they shall be solely payments of principal and interest on the principal amounts outstanding (SPPI test); therefore, the bonds should be measured at fair value through profit or loss.

Had IFRS No. 9 been applied on the abovementioned bonds, as of September 30, 2022, the equity amounts should have been reclassified among the related accounts and a reclassification between profit (loss) for the period and other comprehensive income should have also been made. These changes do not imply any changes in total shareholders’ equity as of such date.

Except as provided in the preceding paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

In addition, the BCRA through Communications “A” 6323 and 6324 provided the guidelines for the preparation and presentation of financial statements of financial institutions for the fiscal years starting on or after January 1, 2018, including the additional reporting requirements as well as the information to be presented as Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of September 30, 2022 and December 31, 2021.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of September 30, 2022, the Entity's total assets, liabilities and shareholders' equity amounted to 1,601,379,128; 1,299,412,814; and 301,966,314; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.5 million active customers as of September 30, 2022. That network includes 243 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 881 ATMs, 856 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 5,880 employees, including 93 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 571,858,483 as of September 30, 2022, reflecting a 4.55% decrease as compared to the previous year.

As it relates to consumer loans, including pledge loans, credit cards, mortgage loans and consumer loans, the latter jointly with credit cards decreased the least, by 5.88% compared with September 30, 2021.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 8.47% at period-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The non performing ratio (Financings non performing/total financing) was 1.07%, with a coverage level (total allowances/non performing) of 236.85% as of September 30, 2022.

The exposure for securities as of September 30, 2022 totaled $ 634,986,744, including repos.

In terms of liabilities, customers’ resources totaled $ 1,063,688,567, with a 7.87% decrease over the last twelve months.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

Banco BBVA Argentina S.A. consolidated market share in private deposits reached 6.68% at period-end, based on BCRA’s daily information (principal balance as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 34,814,215 as of September 30, 2022, representing a return on average shareholders' equity of 16.83%, a return on average assets of 2.85%, and a return on average liabilities of 2.58%.

Accumulated net interest income totaled 198,960,877, up by 32.73% compared to September 2021. Such increase was driven by increased premiums for repurchase transactions with the financial sector and for interest from local financial institutions.

Accumulated net commission income totaled 31,183,642 accounting for a 5.25% increase compared to September 2021. This increase was due to an increase in commissions related to credits and obligations and lower commissions related to transactions with securities.

Accumulated administrative expenses and personnel benefits totaled 85,585,706, up by 8.49% vis-a-vis September 2021. This increase was due to a higher expense in rentals and advertising

Outlook

In a less favorable global context and given the difficulty of correcting current macroeconomic distortions and meeting the objectives established in the facility arrangements reached in March 2022 with the International Monetary Fund, volatility in the financial markets has increased significantly, particularly in the foreign exchange and local currency government debt markets. There is high uncertainty about the future evolution of economic policies. According to BBVA Research, inflation, which reached 77% cumulative as of October 2022, is likely to increase further in the future, and GDP will grow around 5.0% in 2022 (up from the previous forecast of 4.0%).

The banking system is influenced by the high inflation scenario. At the end of September 2022 both private credit and private deposits, grew 43% and 56%, respectively, comparative with December 2021 (source: BCRA siscen reporting regime as of September 30, 2022. Capital balances as of the last day of each period, in nominal terms). Meanwhile, the total NPL ratio decreased to 3.1%, compared to 4.3% as of December 2021 (source: Banking Report, BCRA, latest available data August 2022).

BBVA Argentina continues to actively monitor its businesses, financial position, and results of operations, and believes it is competitively positioned to face the challenges posed by the prevailing context. The Bank’s funding costs are low due to an adequate deposit mix, a strong capital and liquidity position, and an optimal portfolio quality vis-a-vis the financial system.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

Corporate responsibility is embedded in the Bank’s business model, driving financial inclusion and education, and supporting scientific research and culture. BBVA Argentina operates with uttermost integrity, long-term vision and best practices, and has a presence among the main sustainability indexes through BBVA Group.

The Bank's digital transformation is bearing fruit and is now an inherent part of the way the institution does business. Our customers’ response has been satisfactory, and we are convinced that we are on the right track to maintain and enhance our competitive position in the financial system. Our service offering has evolved in such a way that at the end of September 2022, the penetration of our digital customers reached 62%, slightly up vis-a-vis the 61% reached at the end of the same quarter in the previous year, while that of our mobile customers reached 55%, up from 52% a year ago. The response from our customers has been satisfactory, and we are convinced that this is the path to follow in order to maintain and expand our competitive positioning in the financial system. In the quarter, the acquisition of new digital customers over traditional ones was 66%, while in 3Q21 it was 67%.

The Bank’s goal for 2022 will be to maintain its current strength built all over the years, as long as the prevailing uncertainty scenario persists.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

CONSOLIDATED BALANCE SHEET STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(stated in thousands of pesos in constant currency - Note 2.1.5)

	09.30.22	09.30.21	09.30.20	09.30.19

Total assets	1,601,379,128	1,673,270,316	1,646,043,842	1,627,805,609

Total liabilities	1,299,412,814	1,401,647,735	1,348,303,107	1,365,939,218

Shareholders' Equity	297,157,126	266,338,845	292,119,917	252,399,061

Minority interest	4,809,188	5,283,736	5,620,818	9,467,330

Total Liabilities + Shareholders' Equity + Minority Interest	1,601,379,128	1,673,270,316	1,646,043,842	1,627,805,609

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(stated in thousands of pesos in constant currency - Note 2.1.5)

	09.30.22	09.30.21	09.30.20	09.30.19

Net interest income	198,960,877	149,898,213	146,215,334	167,645,946

Net commission income	31,183,642	29,627,964	23,662,569	22,113,643

Net income from measurement of financial instruments at fair value through profit or loss	11,235,935	7,622,957	9,430,954	27,720,109
Net (loss) from write-down of assets at amortized cost and at fair value through OCI	744,693	(174,018)	(5,423,939)	(166,235)
Foreign currency quotation differences	6,572,159	6,493,467	12,921,256	27,031,695
Other operating income	13,373,814	9,953,852	10,905,492	40,414,880
Allowance for loan losses	(10,343,657)	(12,992,166)	(15,676,154)	(32,269,881)

Net operating income	251,727,463	190,430,269	182,035,512	252,490,157

Personnel benfits	(42,329,215)	(39,188,931)	(38,757,374)	(42,239,961)
Administrative expenses	(43,256,491)	(39,698,571)	(35,042,967)	(34,406,189)
Asset depreciation and impairment	(6,499,056)	(6,937,354)	(7,474,302)	(8,954,679)
Other operating expenses	(36,752,339)	(32,173,546)	(25,909,120)	(55,175,877)

Operating income	122,890,362	72,431,867	74,851,749	111,713,451

Income/(loss) from associates and joint ventures	(499,334)	121,189	624,375	460,580

Loss from net monetary position	(91,196,138)	(49,390,429)	(32,245,701)	(26,187,340)

Income before income tax from continuing activities	31,194,890	23,162,627	43,230,423	85,986,691

Income tax from continuing activities	3,619,325	4,064,249	(16,295,765)	(22,016,372)

Net income from continuing activities	34,814,215	27,226,876	26,934,658	63,970,319

Net income for the period	34,814,215	27,226,876	26,934,658	63,970,319

CONSOLIDATED CASH FLOW STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(stated in thousands of pesos in constant currency - Note 2.1.5)

	09.30.22	09.30.21	09.30.20	09.30.19

Net cash (used in) / generated by operating activities	7,211,750	137,821,738	(79,501,872)	(65,203,009)

Net cash (used in) / generated by investing activities	(3,700,669)	(4,332,699)	(2,929,192)	3,352,529

Net cash used in financing activities	(6,591,534)	(9,224,753)	(17,451,270)	(16,006,021)

Effect of exchange rate changes	(14,685,433)	(25,536,797)	22,059,928	61,581,823

Gain/loss on net monetary position of cash and cash equivalents	(141,578,447)	(118,973,403)	(83,785,608)	(144,749,191)

Total cash used in during the period	(159,344,333)	(20,245,914)	(161,608,014)	(161,023,869)

COMPARATIVE STATISTICAL DATA
WITH PREVIOUS FISCAL PERIODS
(variation of balances over the same period of the previous fiscal period)

	09.30.22 / 09.30.21	09.30.21 / 09.30.20	09.30.20 / 09.30.19

Total loans	-4.55%	-14.44%	-10.73%

Total deposits	-7.87%	3.53%	6.54%

Income/(loss)	27.87%	1.08%	-57.90%

Shareholders' equity	11.17%	-8.77%	13.70%

COMPARATIVE RATIOS
WITH PREVIOUS FISCAL PERIODS

	09.30.22	09.30.21	09.30.20	09.30.19

Solvency (a)	23.24%	19.38%	22.08%	19.17%

Liquidity (b)	78.47%	76.94%	66.04%	61.72%

Tied-up capital (c)	35.02%	34.09%	31.53%	38.88%

Indebtedness (d)	4.30	5.16	4.53	5.22

(a) Shareholders’ Equity/Liabilities

(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.

(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.

(d) Total liabilities/Shareholders’ Equity.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered address: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of September 30, 2022; (b) the condensed consolidated statements of income and other comprehensive income for the three and nine-month periods ended September 30, 2022, the changes in shareholders’ equity, and cash flows for the nine-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibilities

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain matters disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

b)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, where the Bank discloses that (i) as of December 31, 2021, to measure the fair value of a specific equity instrument it applied the requirements issued by the BCRA through the memorandum dated April 29, 2019, and March 22, 2021, and (ii) given that in March 2022 the shares related to the abovementioned interest were transferred, the proceeds from the sale thereof were booked under the net income for the current fiscal year, and this recognition method differs from the one that should have been afforded under IFRS.

c)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, whereby the Bank discloses that (i) for the purposes of measuring income tax liabilities it had applied the requirements established by BCRA Memorandum dated May 29, 2017 and (ii) due to the situation occurred in fiscal 2021 the accrual was fully reversed as of June 30, 2021, and the effects were booked under the net income for 2021; this recognition method differs from that which should have been applied under IFRS, since according to the latter, the effect should have been recognized in previous years.

d)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, whereby the Bank (i) indicates that under BCRA regulations, in measuring its holdings in Argentine government bonds in dual currency at fair value through other comprehensive income, it applied certain criteria which are different from those under IFRS No. 9 “Financial instruments” , and (ii) describes the effect of this difference in the financial statements as of September 30, 2022.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in the paragraph 1.

Other matters

6.	The Entity’s financial statements for the fiscal year ended December 31, 2021 were not audited by us but by other auditors, who on March 3, 2022, expressed an unqualified opinion with respect to the accounting standards set forth by the BCRA on said financial statements.. In addition, the Bank’s financial statements for the nine-month period ended September 30, 2021, were not reviewed by us but by other auditors, who expressed an unqualified conclusion dated November 24, 2021, on such financial statements.

7.	We also issued a separate report on the interim separate condensed financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

b)	As of September 30, 2022, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 679,073,039 none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flow Structure” of the Reporting Summary for the Fiscal Period ended September 30, 2022 filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of September 30, 2022, and as of September 30, 2021, 2020, and 2019, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of September 30, 2021, 2020, and 2019, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on November 24, 2021, November 24, 2020, and November 7, 2019, respectively.

The figures of the comparative information have been restated to consider the changes in the currency general purchasing power and are thus stated in the constant currency as of the end of the reporting period.

d)	As stated in note 47 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of September 30, 2022.

City of Buenos Aires, Argentina

November 22, 2022

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED
SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered address: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of September 30, 2022; (b) the condensed separate statements of income and other comprehensive income for the three and nine-month periods ended September 30, 2022, the changes in shareholders’ equity, and cash flows for the nine-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibilities

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain matters disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

b)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, where the Bank discloses that (i) as of December 31, 2021, to measure the fair value of a specific equity instrument it applied the requirements issued by the BCRA through the memorandum dated April 29, 2019, and March 22, 2021, and (ii) given that in March 2022 the shares related to the abovementioned interest were transferred, the proceeds from the sale thereof were booked under net income for the current fiscal year, and this recognition method differs from the one that should have been afforded under IFRS.

c)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, whereby the Bank discloses that (i) for the purposes of measuring income tax liabilities it had applied the requirements established by BCRA Memorandum dated May 29, 2017 and (ii) due to the situation occurred in fiscal 2021 the accrual was fully reversed as of June 30, 2021, and the effects were booked under the net income for 2021; this recognition method differs from that which should have been applied under IFRS, since according to the latter, the effect should have been recognized in previous years.

d)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, whereby the Bank (i) indicates that under BCRA regulations, in measuring its holdings in Argentine government bonds in dual currency at fair value through other comprehensive income, it applied certain criteria which are different from those under IFRS No. 9 “Financial instruments”, and (ii) describes the effect of this difference in the financial statements as of September 30, 2022.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in the paragraph 1.

Other matters

6.	The Bank’s financial statements for the fiscal year ended December 31, 2021, were not audited by us, but by other auditors, who issued an unqualified opinion dated March 3, 2022, on the financial reporting framework set forth by the BCRA on such financial statements. In addition, the Bank’s financial statements for the nine-month period ended September 30, 2021, were not reviewed by us but by other auditors, who expressed an unqualified conclusion dated November 24, 2021, on such financial statements.

7.	We also issued a separate report on the interim consolidated condensed financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

b)	As of September 30, 2022, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 679,073,039, none of which was due and payable as of that date.

c)      As stated in note 47 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of September 30, 2022.

City of Buenos Aires, Argentina

November 22, 2022

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

SUPERVISORY COMMITTEE'S REPORT

To the Shareholders of

BANCO BBVA ARGENTINA S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

1.	Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2022, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of September 30, 2022, which include the consolidated condensed statement of financial position as of September 30, 2022, the consolidated condensed statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the nine-month period then ended and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA as of September 30, 2022, and the separate condensed statement of financial position as of September 30, 2022, the separate condensed statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

2.	Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L., who, on November 22, 2022, issued their limited review report on the interim financial statements as of September 30, 2022, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3.	Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA for the nine-month period ended September 30, 2022 referred to in the first paragraph of

Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i. as stated in Note 2., to the accompanying consolidated and separate financial statements, “Basis for the preparation of these Financial Statements and applicable accounting standards - Applicable Accounting Standards – Impairment of financial assets”, in which the Entity quantifies the effects that the application of paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” to the financial assets comprising exposures to the public sector would have on the financial statements, which financial assets were temporarily excluded from said application by Communication “A” 6847 of the BCRA, as explained in said note.

ii. as stated in Note 2., to the accompanying consolidated and separate financial statements, “Basis of preparation of financial statements and applied accounting polices – Applicable Accounting Standards”, as regards the measurement of the remaining investment in Prisma Medio de Pago S.A., in which the Entity exposes that (i) as of December 31, 2021, for the purposes of measuring an investment in certain equity instruments at fair value, it has applied the standards set forth by the BCRA by means of Memoranda dated April 29, 2019 and March 22, 2021, and (ii) since during March 2022 the transfer of the shares corresponding to said interest was made, the Entity accounted for the proceeds of the sale in the income / (loss) for the current year, what differs from the recognition criteria that would have applied if IFRS had been applied.

iii. as stated in Note 2., to the accompanying consolidated and separate financial statements, “Basis for the preparation of financial statements and applied accounting policies – Applicable Accounting Standards”, as regards Memorandum No. 6/2017 on income tax reassessment, in which the Entity exposes that (i) for the purposes of measuring income tax liabilities, it has applied the standards set forth by the BCRA by means of a Memorandum dated May 29, 2017 and (ii) due to the situation verified in fiscal year 2021, the provision accounted for has been fully reversed as of June 30, 2021, accounting for the effect in income/(loss) for fiscal year 2021, what differs from the recognition criteria that would have applied if IFRS had been applied, pursuant to which the effect shall have been recognized in previous years.

iv. as stated in Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, whereby the Bank (i) indicates that under BCRA regulations, in measuring its holdings in Argentine government bonds in dual currency at fair value through other comprehensive income, it applied certain criteria which are different from those under IFRS No. 9 “Financial instruments”, and (ii) describes the effect of this difference in the financial statements as of September 30, 2022

Other matters

The Entity’s financial statements for the fiscal year ended December 31, 2021 were not audited by PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. but by other auditors, who on March 3, 2022, expressed an unqualified opinion with respect to the financial reporting framework set forth by the BCRA on such financial statements. In addition, the Entity’s financial statements for the nine-month period ended September 30, 2021 were not reviewed by the current auditors but by others who, on November 24, 2021, expressed an unqualified conclusion on such financial statements.

5.	Information Required by Applicable Provisions

We hereby report that in accordance with applicable standards in force, the enclosed consolidated condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and arise from the accounting records kept, in all formal aspects, in accordance with the current laws considering what was mentioned in note 2.7 to the consolidated condensed financial statements.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550.

We further represent that Dr. Gonzalo Vidal Devoto is expressly authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, November 22, 2022

GONZALO VIDAL DEVOTO ATTORNEY
CPACF Volume 97 – Page 910
On behalf of Supervisory Committee